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82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: TransAsia Group

*CURRENT ADDRESS: ____________________

**FORMER NAME: ____________________

**NEW ADDRESS: ____________________

PROCESSED
SEP 12 2002
THOMSON FINANCIAL

FILE NO. 82- 4011 FISCAL YEAR 3-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE: 9/9/02

CORPORATE CHARTER

Our Corporate Charter has three components

VISION

We aspire to enhance our position as a world-class player in the exploration for, and mining and marketing of, land and marine diamonds of the highest quality.

CORE VALUES

We stand by the principles of:

- Honesty, integrity, dignity and reliability in all our dealings
- The sanctity of human rights, equality and non-discrimination
- Respect for the cultural diversity of each community and country in which we operate
- A safe and healthy working environment
- Cultivating an environmental conscience which begins with each individual project and extends to the greater planet

MISSION

We exist to:

- Profitably expand our core business through strategically positioned alliances around the globe
- Attract investors by maintaining a track record of positive growth and acceptable returns
- Extend our proven diamond-ore reserves to more than 20 years through the aggressive exploration of areas hosting a preponderance of diamonds at the high end of the quality spectrum
- Upgrade productivity through ongoing research and development and the continual implementation of new technologies
- Manage all activities professionally and at the highest possible standard
- Enhance the quality of life in those communities in which we operate
- Play an active role in the personal growth of each employee so as to attract and retain only the best
- Empower those who work for us with the knowledge and resources to act responsibly in accordance with the shared values of all stakeholders
- Foster close partnerships with all levels of Government and statutory bodies



PREPARING FOR THE FUTURE

TRANS HEX

ANNUAL REPORT 2002

Corporate Charter	
Financial Highlights	2
Corporate Highlights	4
Value Added Statement	5
Five-Year Consolidated Financial Review	6
Letter to Stakeholders	8
Chief Executive Officer's Review	10
Directors and Senior Management	26
Report of the Independent Auditors	28
Approval of Financial Statements	29
Report of the Board of Directors	30
Certificate by the Company Secretary	37
Accounting Policies	38
Income Statements	48
Balance Sheets	49
Statements of Changes in Equity	50
Cash Flow Statements	51
Notes to the Financial Statements	52
Annexure A – Investments	68
Corporate Governance Statement	70
Shareholder Information	74
Notice to Shareholders	78
Form of Proxy	*(loose insert)*
Environmental Policy Statement	



PREPARING FOR THE FUTURE



FINANCIAL HIGHLIGHTS

Group summary	2002 R'000	2001 R'000	Change %
Turnover	831 288	506 041	64,3
Average US$ exchange rate	9,54	7,2	30,3
Exploration costs	61 871	37 944	63,1
Mining income	316 001	202 808	55,8
Net attributable income	176 015	127 771	37,8
Headline income	175 395	126 618	38,5
Earnings per share (cents)			
- Basic	211,6	155,5	36,1
- Diluted	202,8	151,7	33,7
- Headline	210,8	154,1	36,8
Cash equivalent earnings per share* (cents)	417,6	259,8	60,7
Total dividend per share (cents)	52,5	42,0	25,0
Total assets	1 190 940	831 367	43,3
Net asset value per share (cents)	970	705	37,6

**Capital expenditure not taken into account*



- Attributable income increased by 38% to R176,0 million (2001: R127,8 million), *in dollar* terms this represents a 6% increase

- Headline earnings per share increased by 37% to 210,8 cents (2001: 154,1 cents) on diamond sales of R831,3 million (2001: R506,0 million)

- Increases attributable to a higher production and the decline in the value of the Rand against the US Dollar, despite lower US Dollar diamond prices

- Cash flow available from activities amounted to R380,1 million (2001: R172,9 million)

- Cash equivalent earnings per share were 417,6 cents (2001: 259,8 cents), an increase of 61%

- Share price ended the year 32% higher than at the end of 2000/2001

Headline earnings per share increased by 37%



CORPORATE HIGHLIGHTS

- Record alluvial diamond production to 221 486 carats
- Baken breaks 76 000 carat level
- Baken Central Plant achieves 80% availability status
- Dramatic reduction in operating unit costs resulting from the introduction of the Baken Central Plant
- Saxendrift continues to produce large diamonds
- Successful move into deep-water mining
- Marine division increases carat production by 69%
- Resurgence in diamond prices in last quarter
- Several diamonds exceed US$20 000 per carat
- Conflict-free status creates market advantage
- Mvelaphanda increases interest
- Closure of cash-draining Canadian office

One of the best all-round performances in the Company's history



VALUE ADDED STATEMENT

2002



18%
11%
61%
6%
DIVIDENDS
TAX
ROYALTIES
SALARIES
WAGES

2001



28%
11%
9%
DIVIDENDS
TAX
ROYALTIES
SALARIES
WAGES



FIVE-YEAR CONSOLIDATED FINANCIAL REVIEW (R'000)

	2002	2001	2000	1999	1998
BALANCE SHEET					
Assets					
Property, plant and equipment	751 371	676 446	419 123	243 408	236 919
Investments and loans	28 710	36 983	36 411	7 567	6 806
Deferred taxation	24 946	-	-	-	-
Current assets	385 913	117 938	188 436	108 905	108 740
Total assets	1190 940	831 367	643 970	359 880	352 465
Equity and liabilities					
Stated capital	166 384	159 147	156 291	11 511	11 511
Reserves	648 422	422 701	299 964	243 858	215 538
Outside shareholders' interest	-	-	2 123	1 459	4 749
Non-current liabilities	262 695	140 361	97 759	54 432	59 694
Current liabilities	113 439	109 158	87 833	48 620	60 973
Total equity and liabilities	1190 940	831 367	643 970	359 880	352 465
Net asset value per share (cents)	970	705	556	424	377
INCOME STATEMENT					
Net operating income	263 028	165 096	121 685	84 855	87 652
Interest paid	(14 664)	(2 977)	(3 916)	(5 578)	(3 317)
Exceptional items	550	875	(6 072)	(29 316)	566
Profit before taxation	248 914	162 994	111 697	49 961	84 901
Taxation	72 905	39 687	36 539	15 709	39 385
Profit after taxation	176 009	123 307	75 158	34 252	45 516
Equity adjustment	6	6	(487)	(284)	(637)
	176 015	123 313	74 671	33 968	44 879
Outside shareholders' interest	-	4 458	2 647	3 290	7 288
Attributable income	176 015	127 771	77 318	37 258	52 167
Earnings per share (cents)					
- Basic	211,6	155,5	122,0	61,8	86,6
- Diluted	202,8	151,7	120,4	61,8	86,6
- Headline	210,8	154,1	125,9	96,0	84,9
Dividend per share (cents)	52,5	42,0	33,0	28,5	27,5
Dividend cover	4,02	3,67	3,82	3,37	3,09





Fixed Assets (R'000)
236 919
243 408
419 123
676 446
751 371
1000 000
900 000
800 000
700 000
600 000
500 000
400 000
300 000
200 000
100 000
0
1998
2000
2001
2002



Net Asset Value
PER SHARE (CENTS)
377
424
556
705
970
1000
900
800
700
600
500
400
300
200
100
0
1998
2000
2001
2002



Headline Earnings
PER SHARE (CENTS)
84,9
96,0
125,9
154,1
210,8
250
225
200
175
150
125
100
75
50
25
0
1998
2000
2001
2002



Dividends
PER SHARE (CENTS)
27,5
28,5
33,0
42,0
52,5
55
50
45
40
35
30
25
20
15
10
0
1998
2000
2001
2002



LETTER TO STAKEHOLDERS

The appointment of a chief executive officer, an increased interest by Mvelaphanda Diamonds (Mvela) and heightened cost-controls have contributed to one of the best all-round performances in the Company's history.

The engagement of Calvyn Gardner as chief executive officer during the year bolstered the management team. His expertise, particularly focusing on improved cost-control systems and heightened efficiencies at all operations, has made a significant contribution during his short tenure.

From relatively small beginnings the partnership with Mvela, one of the country's dynamic empowerment resource groups, continues to grow. The issuing of 16 million convertible debentures together with their existing holding brings Mvela's effective interest to 19,4%. Exercising their additional Remgro option could see this rise to 24,5%.

The relationship with Mvela is absolutely key to our future growth plans. Their ability to assist in opening doors and identifying projects both locally and internationally has already provided us with exciting new business opportunities.

Arguably most important of all, the alliance guarantees us meeting the empowerment provisions contained within the soon-to-be-introduced Minerals and Petroleum Resources Development Bill.

Senior management has embraced, and is fully committed to, a new empowerment profile and meaningful Employment Equity goals have been set. We report on these goals for the first time in this document.

Particularly satisfying has been the firming in Dollar diamond prices in the last quarter from the low prices experienced during much of last year. Trans Hex has clearly identified itself as a producer of high-quality large stones.

The relationship with Mvela is absolutely key to our future growth plans



This niche sets us apart in the market place.

Our tender system has served us well and continues to attract buyers from around the globe. We will continue to market our diamonds in this manner for the foreseeable future.

The closure of Trans Hex International (THI) has been a positive development. Created at a time when offshore activities were difficult to undertake from within South Africa, the subsidiary has since become an unnecessary expense. We have secured ongoing interests in a number of the properties and remain optimistic that some of these could well prove worth-while in the long term. Our sincere gratitude goes to Niel Hoogenhout who headed up THI's Toronto-based office for the past four years.

One of the highlights this year has been the appointment of the first female, Magda Loubser, to the Board of Directors. This is just reward for many years outstanding service to the Company and also is an acknowledgement of her financial expertise in the mining industry.

The Company has emerged from a year of change well prepared for the future. We are confident that management has performed their task well and is in a strong position to make the most of the new opportunities and challenges in the year ahead.

On behalf of the Board we extend our sincere appreciation to each and every employee for their committed effort during the past year.

Bernard van Rooyen
Chairman

Tokyo Sexwale
Deputy Chairman



FINANCIAL SUMMARY

All round record-breaking performance

Record-setting diamond sales were 64% higher in Rand terms at R831 million (2001: R506 million) and 20% up in dollar value at US$81,9 million (2001: US$68,5 million) over last year. Attributable income increased 38% to R176 million (2001: R128 million) generating a 37% increase in headline earnings per share to 210,8 cents (2001: 154,1 cents).

Cash available from operations increased 120% to R380 million (2001: R173 million) with cash equivalent earnings per share rising 61% to 417,6 cents (2001: 259,8 cents) during the period.

Record diamond production of 221 000 carats (2001: 130 500 carats) together with cost containment impacted positively on profitability with mining income increasing by 56% over last year. Cost per carat produced was 7% lower than last year. Refer to Table 4 on page 21 for our production statistics and diamond values.

ALLUVIAL MINING

Record diamond production

The land division recorded a 70% increase in diamond production over last year at 176 641 carats (2001: 103 982 carats).

The Baken Central Plant (BCP) failed to meet its production capability during the first half of the year because of a variety of commissioning problems including design inadequacies, equipment failures and electrical faults. The contractor has issued summons against the Group and we intend to defend the action and lodge a substantial counterclaim.

However, the introduction of contingency plans during the second half has seen the total Baken operation achieve record production of 76 287 carats (2001: 45 038 carats), a 69% increase over last year's level.

The improved efficiencies of

The land division recorded a 70% increase in diamond production



the now fully functional BCP have caused year-on-year unit operating and treatment costs to decrease by 46% and 35% respectively. Cost per carat at Baken was 35% below that of last year.

Proved and Probable Reserves from the palaeochannel (refer to Table 5 on page 22) and old dumps sampled to date using the full capacity of the central processing plant projects a life-of-mine of 15 years.

The Reuning project was scaled down considerably at the end of December 2001. All exploration was put on hold and only the Jakkalsberg plant remains operational with this reserve to be depleted by the end of June 2002. The focus will shift to the Nxodap terrace where an in-field screening plant will be used to remove all oversize material and the remaining fraction will be hauled to the newly commissioned Suidhek plant. The current reserves for this terrace project a life-of-mine of 19 months.

However ongoing exploration in this area will possibly extend the life-of-mine. Hondeklip Bay recorded an 80% increase over last year's production to 75 562 carats (2001: 41 883 carats). Full-scale mining will cease during July 2002 bringing total production from the mine to more than one million carats during its lifetime.

Saxendrift produced 49% more diamonds during the year at 14 128 carats (2001: 9 493 carats) and continues to shine in terms of stone size. The production mix is, on average, more than one carat larger than those found on the Lower Orange River.

LOCALITY MAP OF SOUTHERN AFRICAN OPERATIONS


N
W
E
S
Marshall Fork
Diaz Reef 12
Lüderitz
Johannesburg
SWAZILAND
Reuning
Alexander Bay
Baken
Saxendrift
Kimberley
LESOTHO
Port Nolloth
Durban
Hondeklip Bay
De Punt
SOUTH AFRICA
East London
Cape Town
Port Elizabeth
200 0 200 400 600 800
KILOMETRES
LEGEND
DFI Joint Venture
Operating Mines



CHIEF EXECUTIVE OFFICER'S REVIEW

MARINE MINING

Diamond contribution reaches new heights

Increased output from the Company's shallow-water contractors together with new production from deep-water exploration and mining has boosted the division's total contribution by 69% to 44 844 carats (2001: 26 535 carats).

The southern sector contributed 63% of marine production. Sourcing sufficient contractors for the northern sector remains a challenge and consequently production from this area has not met its potential. We have aggressively stepped up our recruitment programme and, encouragingly, in recent months have seen the appointment of a number of contractors from previously disadvantaged backgrounds.

During the year *Mv Pafuri's* research and development role was changed to full-time mining. This resulted in further development of the shallow-water mining tool being placed on hold. This vessel failed to meet its production target for the year but revised production-related incentives have shown early promise with increased carat output in the final quarter.

The joint-venture agreement with Canadian-based Diamond Fields International (DFI) and the opportunity to purchase the *Mv Ivan Prinsep* in the beginning of the financial year necessitated a review of the division's expansion plans within the framework of the Group's capital resources.

The *Mv Ivan Prinsep* was acquired for a total cost of R39,6 million which included repairs and modifications of R7,1 million. The vessel commenced deep-water operations on an interim basis in the Namibian joint-venture lease area during May 2001, five months ahead of the scheduled start date.

The marine division's total contribution has been boosted by 69%



During April 2001 an oil rig supply ship was purchased, re-named *Mv Namakwa*, and converted into a mining vessel dedicated to the DFI joint venture. The purchase and conversion was completed by in-house experts from the marine division within the R56 million budget in record time.

Mining production from the *Mv Ivan Prinsep* and *Mv Namakwa* on the DFI joint venture in Namibia yielded a total of 26 908 carats, 40% (10 764 carats) of which were for our account.

The introduction of an abrasive jetting system on the remote airlift mining tool has greatly improved diamond recovery but geological and mining conditions experienced in the joint-venture areas have caused a downward review of the targeted production level to 45 000 carats for the current year, with Trans Hex's share set at 18 000 carats. Refer to Tables 6 and 7 on pages 24 and 25 for details of the Group's marine diamond reserves and resources.

The original walking jack-up mining platform concept remains technology that could unlock great potential in the shallow-water areas. However, the original sized unit has not proven to be viable. A smaller version is currently under construction by our technology partner and is to be deployed in the second half of this year. We are monitoring the application and, should it prove successful, will seek to introduce the revised version.

EXPLORATION

Lifeblood of the future

The re-prioritised land exploration programme focused efforts on Bloeddrif in the Lower Orange area, and Reads Drift and Niewejaarskraal in the Middle Orange River.

Phase One sampling at Bloeddrif will be complete by end July with 3,3 million m³ economically mineable.


DFI JOINT-VENTURE AREA
0 10 20 30
KILOMETRES
LÜDERITZ
LEGEND
DFI Mining Licence



A further possible 7 million m^3 could come into reserves. Mining is planned for later this year. Exploration results from Reads Drift have proved negative and test work is proceeding at Niewejaarskraal.

Properties previously held by Trans Hex International have reverted into our portfolio. The Ngami project in Botswana, in which we hold a 25% share, has been upgraded following a positive ground sampling programme. Judgment is awaited from the Namibian Supreme Court regarding the Northbank project and the closure of the Barre Grande project is now complete following successful rehabilitation.

Offshore, the *Mv Ivan Prinsep* was deployed in sampling and limited trial mining operations in Trans Hex's deep-water concession areas along the South African coast.

Sampling operations were conducted in concession areas 3(b), 11(b), 12(a) and 13(b) until the middle of February 2002. During March the vessel undertook trial mining in low-grade deposits in concession area 3(b). A total of 1 010 carats were produced by the vessel during these operations.

MARKETING

Encouraging signs since the new year

A number of factors combined to provide challenging trading conditions for all levels of the diamond industry throughout much of the previous financial period.

An economic downturn in the industry's largest market - the United States - coupled with over optimism for diamond sales at the end of 2000 and excess stocks of polished goods at the retail level resulted in an industry slow down.

Limited reordering resulted in stock levels increasing throughout

We continue to guarantee confidence with our conflict-free diamonds



the pipeline and the effects were felt in the rough market during the second half of 2001. Subsequently, as a rough diamond producer, we experienced a downturn in demand and pricing levels during this period.

Despite showing a reported 1% fall in the United States for 2001, sales of diamond jewellery surpassed expectations at the end of 2001. The rough market has experienced an upturn since the new year justifying our decision to increase diamond inventory during the first half of the financial year.

This turnaround has seen us witness significant increases in both demand and prices for our high quality production in the last quarter and we remain well placed to benefit from any such periods of strong demand.

The Trans Hex production mix continues to hold the majority of its value in the larger size ranges that typify our exceptional mines with the period seeing us sell two stones in excess of 100 carats each. Further to these, although not a large part of our production, we have continued to produce a number of significant high-value fancy colour stones.

Most notable were three vivid yellow stones of 15,80 and 11,56 and 5,38 carats which sold for US$20 200, US$24 600 and US$10 700 per carat respectively. In addition, a 2,03 carat pink stone realised a price of US$21 600 per carat.

The Kimberley Process - a global initiative designed to eradicate the trade in conflict diamonds - is in the procedural phase of implementation and is wholeheartedly supported by the Company.

In the interim, the Company continues to ensure the South African origin of its tender goods thereby guaranteeing clients complete confidence in the conflict-free status of Trans Hex goods.



CHIEF EXECUTIVE OFFICER'S REVIEW

HUMAN RESOURCES

Employment Equity in focus

The Company has revised and set its Employment Equity targets as outlined in Table 1. These targets were agreed upon by all stakeholders at a Central Employment Equity Committee meeting held during December 2001.

We broke new ground with the appointment of Magda Loubser to the Board of Directors and are in the early stages of a programme to advance employees from Senior Management, Professionally Qualified and Skilled level designated groups. These three occupational levels were identified during the Group profile analysis as the most critical areas of advancing employees from previously disadvantaged backgrounds.

As a statutory requirement, we submitted our second report on Employment Equity to the Department of Labour in October 2001. The Employment Equity Committees at the various projects are all in place and functioning well with the next reporting cycle in October 2002. The focus at present has been to remove barriers to the Employment Equity process and address discriminatory practices.

A standards-based and team-focused approach to training will empower individuals through multi-skilling and personal development. All training modules and assessment guides are developed in line with the requirements set out by the South African Qualifications Authority.

TABLE 1

OCCUPATIONAL LEVEL	AS AT MARCH (2002) Non-designated : Designated	PERCENTAGE TARGETS (2005) Non-designated : Designated
Top Management F-Band	67% : 33%	70% : 30%
Senior Management E-Band	100% : 0%	60% : 40%
Professionally Qualified D-Band	79% : 21%	55% : 45%
Skilled and Technically Qualified C-Band	41% : 59%	30% : 70%



This process has assisted greatly in the retraining and redeployment of workers affected by the restructuring of operations during the year. A number of land-based workers have been able to opt for, and successfully adapt to, marine operations after restructuring at Reuning.

Some 940 individual employees underwent different forms of training during the year totalling 14 912 hours. The successful development and implementation of in-house training has enabled us to increase the number of training hours almost four-fold year-on-year.

Perhaps one of the most notable achievements this year has been the introduction of an Employee Assistance Programme under the auspices of the Centre for Human Development. The remote regions where Trans Hex operates often lack the social services more common in urban areas and our employees have welcomed this initiative.

SAFETY, HEALTH AND ENVIRONMENT

500 000 fatality-free shifts

We are pleased to report that no fatal accidents occurred at any of our operations during the past three years.

Since January 2001, the Company recorded more than half-a-million fatality-free shifts. Our goal is the one million mark. Injury frequency rates based on 200 000 man hours worked, as per the NOSA formula, are detailed in Table 2.

TABLE 2

OCCUPATIONAL SAFETY 2001 - 2002	
Fatal Injury Frequency Rate (FIFR)	0,00
Reportable Injury Frequency Rate (RIFR) (injuries +14 days lost time)	1,29
Disabling Injury Frequency Rate (DIFR) (All lost time injuries)	3,62
Minor Injury Frequency Rate (MIFR) (Treat and return injuries)	5,53

Note: The Disabling Injury Frequency Rate is of serious concern but we are confident the increased focus on safety and improved monitoring measures will see this statistic reduced.


TRANS HEX
GROUP

The services of two occupational hygienists have been contracted to oversee the implementation of hygiene programmes at all projects. The processes of personal involvement, ownership, inspections, training, reporting and investigation, knowledge testing and creating awareness have been fast tracked with annual audits carried out by specialist consultants.

The Company is committed beyond its legal obligation to a safe and healthy environment through an integrated approach to all operational phases of the mining process. Table 3 outlines rehabilitation work undertaken during the year.

After completion of additional rehabilitation measures required by the Department of Water Affairs and Forestry, the Department of Minerals and Energy issued a Closure Certificate for the Komaggas Mine. Similar closure plans have been drafted for the now defunct New Elands/ Blaauwbosch and Samada Mines.

During the past year the Company has maintained close liaison with the Archaeological Contracts Office at the University of Cape Town following detailed surveys of pre-colonial campsites in the Richtersveld. In addition several environment enrichment activities received our support including the annual Clean Coast Initiative and Arbor Day where trees were donated to 23 schools in Namaqualand.

CORPORATE SOCIAL RESPONSIBILITY

Focus on post-mining activities

The Company acknowledges the role it must play to assist

TABLE 3

REHABILITATION CONDUCTED 2001 - 2002

Excavations backfilled	13,5 million m^3
Extent of area backfilled	72,2 hectares
Cost of rehabilitation backfilling	R30,6 million
Extent of area sloped	28,2 hectares
Cost of sloping	R0,7 million
Total cost of rehabilitation	**R31,3 million**


ABSA
NAMAQUALAND DIAMOND FUND TRUST
TWENTY THREE MILLION FOUR HUNDRED AND SIX THOUSAND TWO HUNDRED AND NINETY RAND AND 68/100
R 23 406 290,68
for TRANSHEX GROUP LTD

in empowerment, community upliftment and the creation of economic opportunities for the disadvantaged. We tend to focus on initiatives that contribute to community sustainability once mining activities have been completed.

The Company's royalty payment to the Namaqualand Diamond Fund Trust (NDFT) exceeded R23 million during the past financial year; setting an all-time record and bringing the total contribution since inception of the Fund to over R137 million.

These funds are strictly allocated to the upliftment of communities in the Richtersveld through infrastructural improvements and educational grants and bursaries.

Gariep Diamond Mining (Pty) Ltd, the first empowerment mining company in Namaqualand, has recovered more than 1 600 carats during its first year of operation.

The joint venture, formed by eight of the original ten participants from the Bloeddrif small miners project, received financial and technical assistance from Trans Hex for the establishment of a larger capacity pan plant.

Other recent initiatives include the establishment of a hydroponics greenhouse to supply tomatoes in the Richtersveld, the identification and levelling of a suitable 100 hectare irrigation site and assistance with the opening of Baken's first bakery. All projects have strong job creation elements.

CORPORATE ACTIVITY

Restructuring to save costs

The properties previously held by Trans Hex International have now reverted to Trans Hex Group following the closure of the Toronto office.

An odd-lot offer programme was approved and has been implemented. Shareholders were able to increase their stake to 100 shares at a price of R17,02 per share.

The R23 million royalty payment to the NDFT set an all-time record



CHIEF EXECUTIVE OFFICER'S REVIEW

OUTLOOK

Exciting prospects ahead

An increased supply of rough into the stronger diamond market is expected to cause prices to soften during the first part of the new financial year - a period traditionally characterised by lower demand. However, larger stones of the type typically produced by Trans Hex have historically proved to be more resilient to price fluctuations. We intend to exceed the 200 000 carat mark again in the coming year. While total output may fall slightly short of last year's record, the increase in larger, higher value stones from the Middle and Lower Orange areas will enhance the value of our production mix.

Moving forward, our goal is to combine the strategy of acquisitions and the development of new projects through our own exploration activities. The strategic alliance with Mvela has already played an influential role in the process of identifying new projects within and outside South Africa.

Our standards-based training focusing on multi-skilling will ensure our workforce is better prepared and more adaptable to changing operational conditions. Future prospects hinge on a solid foundation at our existing operations and success locally will be the springboard for future growth.

We are on the verge of exciting times and the Company is uniquely positioned to meet the challenges of the future. This could not have been achieved without the input and dedication of every employee throughout the Group.

This year has been about preparing for the future. We are now well placed to take advantage of the opportunities that lie ahead.

Calvyn Gardner
Chief Executive Officer



TABLE 4

PRODUCTION STATISTICS AND DIAMOND VALUES

	2000/2001		2001/2002		2002/2003
	Production (cts)	Values (US$/ct)	Production (cts)	Values (US$/ct)	Estimated production (cts)
Land					
Baken	45 038		76 287		86 813
Bloeddrif [1]	-	824	2 021	631	11 368
Reuning (J/berg / Nxo)	4 383		5 248		7 967
L/Orange R Exploration[2]	3 185		2 903		5 706
M/Orange R Exploration[3]	-	-	493	830	946
Other Exploration	-	-	-	-	-
Hondeklip Bay	41 883	104	75 562	92	5 786
Saxendrift	9 493	1 258	14 128	931	18 037
SUBTOTAL (LAND)	**103 982**	-	**176 642**	-	**136 623**
Marine					
Shallow-Water					
Northern Sector	5 896	206	4 487	224	7 500
Southern Sector	20 545	308	28 289	262	25 000
Mv Pafuri	94	544	294	358	1 500
Deep-Water					
Mv Ivan Prinsep	-	-	1 010	210	12 350
DFI Joint Venture[4]	-	-	10 764	137	18 000
SUBTOTAL (MARINE)	**26 535**	-	**44 844**	-	**64 350**
TOTAL (GROUP)	**130 517**	-	**221 486**	-	**200 973**

Notes

1. Bloeddrif mining and Gariep Diamond Mining (Pty) Ltd joint venture at Bloeddrif
2. Lower Orange River Exploration: Baken (Koeskop) and Bloeddrif
3. Middle Orange River Exploration: Saxendrift Terraces A, B & Niewejaarskraal
4. Diamond Fields International Ltd joint venture: Represents Trans Hex's 40% share of total carat production



TABLE 5

GROUP LAND DIAMOND RESERVES AND RESOURCES

Proved Diamond Reserves				
Project Name	Ore (m³ x 1000)	Stripping ratio (waste:ore)	Grade (cts/100m³)	Total cts
Baken	16 298	6,6:1	2,81	457 173
Reuning	753	0,4:1	2,78	21 000
Bloeddrif	130	2,9:1	5,53	7 185
Hondeklip Bay	22	9,0:1	26,19	5 786
Middle Orange	0	0,0:1	0,00	0
Total	**17 203**		**2,90**	**491 144**

Probable Diamond Reserves				
Baken	19 930	0,5:1	1,17	234 054
Reuning	225	0,3:1	2,14	5 450
Bloeddrif	1 242	5,5:1	1,98	24 561
Middle Orange	3 296	1,6:1	1,47	48 337
Total	**24 693**		**1,27**	**312 402**

Diamond Resources					
		Measured		Indicated	Inferred
	Gravel (m³ x 1000)	Grade (cts/100m³)	Total cts	Gravel (m³ x 1000)	Gravel (m³ x 1000)
Baken	-	-	-	-	10 624
Reuning	-	-	-	-	368
Bloeddrif	-	-	-	-	2 369
Middle Orange	-	-	-	-	5 724
Total	**-**	**-**	**-**	**-**	**19 085**



NOTES

The Group's Resources and Reserves tabled on the opposite page are stated in terms of the South African Mineral Resource Committee (SAMREC) code, formulated under the auspices of the South African Institute of Mining and Metallurgy (SAIMM). The SAMREC definitions were modelled on the Australian Code for Reporting of Mineral Resources and Ore Reserves and are consistent with those agreed at the Denver Accord. As required by the SAMREC code, Mr L M Cilliers (Manager - New Business) has been appointed Competent Person responsible for the reporting of the Group's resources and reserves.

Trans Hex defines its *Diamond Resources* as those resources that will become payable in the next 10 years. This is done to comply with the SAMREC definition that states that a mineral resource must have 'a reasonable and realistic prospect for eventual economic extraction'. The nett effect is that all the very low-grade gravels are not reported as Resources but are held in an inventory system for future re-evaluation purposes.

A total of 6 000 000 m^3 of gravel has been added to the Baken Proved and Probable reserve during the past year. Roughly half of this figure was added through exploration in the Koeskop West area where Reverse Circulation drilling activities identified substantial new volumes of suspended gravels. Three previously marginal mining blocks (P, U and PK46) were added to the reserve – a direct result of the lowering of operating unit costs at the Baken Central Plant. Mining activities depleted 3 000 000 m^3 of gravels from the reserve over the past year. The nett addition of gravel to reserves in the past year is therefore 3 000 000 m^3 and the total Baken reserve now stands at 36 228 000 m^3 and 691 227 carats.

At Bloeddrif the phase one sampling will be completed by the end of July 2002 and should result in substantial additions to the reserve. Scoping studies on the best operating scenario for the Bloeddrif project are already underway and will be incorporated into a feasibility study together with the results from the phase one sampling.

The reserve for the Saxendrift/ Brakfontein terrace of the Middle Orange River was re-evaluated during the year based on new drilling and mining information. A nett reduction in the reserve occurred, mainly due to the removal of a portion of the as yet unsampled suspended gravels (middlings). Mining also depleted more than 1 000 000 m^3 of gravels during the year. The total reserve in the Middle Orange River now stands at 3 296 000 m^3 and 48 337 carats.



TABLE 6

GROUP MARINE DIAMOND RESERVES AND RESOURCES

Concession	Area (m²)	Grade (cts/m²)	Total cts
Proved Diamond Reserves			
2(b)	-	-	-
3(b)	-	-	-
Probable Diamond Reserves			
2(b)	107 247	0,5	53 624
3(b)	173 612	0,08	13 889
Diamond Resources - Indicated			
2(b)	541 154	0,24	129 877
3(b)	116 550	0,15	17 482
11(b)	83 000	0,04	3 320
13(b)	72 169	0,05	3 608
Diamond Resources - Inferred			
2(b)	1 043 000	0,11	114 730
3(b)	196 500	0,64	125 760

NOTES

1. No marine reserves are stated for shallow-water areas (<25m water depth). In these areas the mineralisation is generally erratic and the lack of suitable technology to sample this zone has prevented definitive ore reserve delineation.
2. In the water depths greater than 25m, previous (Benco) and current sampling and mining operations suggest a resource of 154 287 carats in the indicated category and 240 490 carats in the inferred category.
3. As required by the SAMREC code, Mr D L Gadd-Claxton (Group Geologist) has been appointed Competent Person responsible for the reporting of the Group's Marine Resources and Reserves.



TABLE 7

DFI/TRANS HEX JOINT VENTURE MARINE DIAMOND RESOURCES*

Feature	Area (m^2)	Grade (cts/m^2)	Total cts
Indicated Resource			
Marshall Fork	865 000	0,50	432 500
Mined by JV	34 606	0,78	26 908
Remaining Resource	830 394	0,50	415 197
Diaz Reef 12	660 351	0,20	132 070
Inferred Resource			
Marshall Fork	491 200	0,27	132 624

NOTES

Diamond Fields International's Annual Report for 2000 states a revised resource estimate of 564 570 carats in the indicated category and 132 624 carats in the inferred category for a total in the joint-venture areas of Marshall Fork and Diaz Reef 12 of 697 194 carats. The joint venture mined some 34 606 m^2 and recovered 26 908 carats from the Marshall Fork deposit during the past fiscal year.

*DFI Resource estimates were carried out in accordance with the Toronto Stock Exchange guidelines and the Australasian code for reporting Mineral Resources and Ore Reserves (JORC 1999)



DIRECTORS AND SENIOR MANAGEMENT

(pictured above as listed)

DIRECTORS

Bernard van Rooyen (68)
BA, LLB. (Wits)
Independent Non-Executive Chairman
(appointed 1993)
Other directorships include numerous mining,
banking and utility companies
Representation on Trans Hex Committees:
Executive, Audit and Remuneration

Tokyo Sexwale (49)
Phd. HonCaus., (Nott)
Non-Executive Deputy Chairman (appointed 2000)
Other directorships include Chairman of Mvelaphanda
Holdings (Pty) Ltd and numerous other mining, energy
and financial services companies
Representation on Trans Hex Committees:
Executive and Remuneration

Calvyn Gardner (40)
BSc (Wits), MBL (Unisa)
Chief Executive Officer (appointed 2001)
Representation on Trans Hex Committees:
Executive and Remuneration

Emil Bührmann (47)
BComm (OFS), CA(SA)
Non-Executive Director (appointed 1994)
Other directorships include Remgro Ltd and numerous
other listed companies
Representation on Trans Hex Committees:
Executive and Audit

Edwin Hertzog (52)
MB, ChB, Mmed (Stell), FFA (SA)
Non-Executive Director (appointed 1990)
Other directorships include Remgro Ltd,
Medi-Clinic Corporation Ltd
Representation on Trans Hex Committees:
Remuneration

Niel Hoogenhout (48)
BComm LLB (Stell), CA(SA)
Independent Non-Executive Director
(appointed 1988)

Magda Loubser (42)
BAcc (Hons) (Stell), CA(SA)
Executive Director: Finance (appointed 2001)
Representation on Trans Hex Committees:
Executive

André Louw (53)
BSc (Hons) MBA (Stell)
Executive Director: Marine (appointed 2000)
Representation on Trans Hex Committees:
Executive



Alwyn Martin (64)
BComm (UCT), CA(SA)
Independent Non-Executive Director
(appointed 1997)
Other directorships include telecommunications and insurance companies
Representation on Trans Hex Committees:
Audit

Yannic Mercier (68)
BA (Hobart College)
Independent Non-Executive Director
(appointed 2000)
Other directorships include Lambeth-Trading Pte Ltd

Mark Willcox (32)
BA LLB Post Grad Dip. Tax (UCT)
Non-Executive Director (appointed 2000)
Other directorships include Mvelaphanda Holdings Pty Ltd, and other mining and energy companies

SENIOR MANAGEMENT

Bertus Cilliers (32)
MSc (Stell)
Manager: New Business

Hennie Coetzee (44)
BA (Hons) (Stell)
Group Manager: Personnel

Altie Krige (47)
BSc (Hons) (Stell)
Group Production Manager: Land

Tim Lee (36)
MBA (Newcastle)
Group Manager: Marketing

Keith McCulloch (53)
BSc (Eng) (Wits)
Group Mining Engineer

Martin Pool (50)
NHTD T4
General Manager: Baken

Phillip Schreuder (56)
MSc (Stell), D Comm (RAU)
Group Manager: Mining Rights and Environmental

Steve West (48)
NHTD T4 (Wits)
Group Manager: Projects

George Zacharias (44)
BA LLB (Rhodes)
Group Secretary



REPORT OF THE INDEPENDENT AUDITORS

We have audited the annual financial statements and Group financial statements of Trans Hex Group Ltd set out on pages 30 to 69 for the year ended 31 March 2002. These financial statements are the responsibility of the directors of the Company. Our responsibility is to express an opinion on these financial statements based on our audit.

SCOPE

We conducted our audit in accordance with the Statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements;
- assessing the accounting principles used and significant estimates made by management; and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

AUDIT OPINION

In our opinion the annual financial statements fairly present, in all material respects, the financial position of the Company and the Group at 31 March 2002 and the results of its operations and cash flows for the year then ended in accordance with International Accounting Standards and Statements of Generally Accepted Accounting Practice in South Africa and in the manner required by the South African Companies Act, 1973.

PricewaterhouseCoopers Inc.
Registered Accountants and Auditors
Chartered Accountants (SA)
Stellenbosch
27 May 2002



APPROVAL OF ANNUAL FINANCIAL STATEMENTS

The directors are responsible for the preparation, integrity and fair presentation of the annual financial statements of Trans Hex Group Ltd and its subsidiaries. The annual financial statements presented on pages 30 to 69 have been prepared in accordance with International Accounting Standards and Statements of Generally Accepted Accounting Practice in South Africa and include amounts based on judgements and estimates made by management. The directors also prepared the additional information included in the annual report and are responsible for both its accuracy and its consistency with the annual financial statements.

The 'going concern' basis has been adopted in preparing the annual financial statements. The directors have no reason to believe that the Group, or any company within the Group, will not be going concerns in the foreseeable future based on forecasts and available cash resources. These annual financial statements support the viability of the Company and the Group.

The annual financial statements have been audited by the independent auditors, Pricewater-houseCoopers Inc., who was given unrestricted access to all financial records and related data including minutes of all meetings of shareholders, the Board of Directors and committees of the Board. The directors believe that all representations made to the independent auditors during their audit are valid and appropriate. The audit report of Pricewater-houseCoopers Inc. is presented opposite.

The annual financial statements were approved by the Board of Directors on 27 May 2002 and are signed on its behalf by:

Bernard van Rooyen
Chairman

Calvyn Gardner
Chief Executive Officer



REPORT OF THE BOARD OF DIRECTORS

We take pleasure in reporting on the activities and financial results of the Group for the year under review.

NATURE OF ACTIVITIES

Trans Hex is an integrated, international company engaged directly and through joint-venture agreements with others in the exploration for, and mining and marketing of, high quality diamonds from land and marine alluvial deposits.

CORPORATE ACTIVITIES

Debenture issue

At a meeting of shareholders held on 13 November 2001 the Company was authorised to create and issue 16 000 000 (sixteen million) unsecured 13,5% participating compulsory convertible debentures at R9,50 each to Mvelaphanda Diamonds (Proprietary) Limited or its permitted assignee. In terms of a transaction concluded between Mvelaphanda Holdings (Proprietary) Limited and East Daggafontein Mines Limited (renamed Mvelaphanda Resources Limited), Mvelaphanda Diamonds interests in the debentures were transferred to Mvelaphanda Resources. For financing reasons the debentures were issued to First Rand Bank Limited and have subsequently been ceded to Momentum Group Limited. The debentures were issued on 5 March 2002 and the consideration received by the Company for the debentures was R152 million in cash.

OPERATING RESULTS

Year ended 31 March	2002	2001
Net attributable income (R'000)	176 015	127 771
- Basic earnings per share (cents)	211,6	155,5
- Diluted earnings per share (cents)	202,8	151,7
Headline income (R'000)	175 395	126 618
- Headline earnings per share (cents)	210,8	154,1
Dividends (R'000)	44 010	34 607
- Interim dividend per share (cents)	15,5	14,0
- Final dividend per share (cents)	37,0	28,0

The principal amount from the redemption of the debentures will be utilised by Mvelaphanda Resources to subscribe for fully paid ordinary shares in the capital of the Company. These shares will rank *pari passu* with the other ordinary shares of the Company then in issue.

The debentures are convertible within a period of six years from date of issue. Upon conversion of the debentures, the Mvela Group will have control over approximately 19,4% of the Company.

Mvela Diamonds currently has control over 3,8% of the Company. Pursuant to an unrelated transaction, Mvela Diamonds holds an option to acquire five million Trans Hex shares from Remgro Limited.

Assuming Mvela Diamonds exercises the options and upon conversion of the debentures, the Mvela Group will have control over approximately 24,5% of Trans Hex.

Restructuring of Trans Hex International Limited

The Company has reached agreement with minority shareholders of Canadian-based subsidiary Trans Hex International (THI) whereby the Company's shares were repurchased by THI for no consideration and cancelled.

The outstanding 3 909 519 common shares have become the entire share issue of THI which will be renamed Tsodilo Resources Limited (Tsodilo). The Company has no further exposure to this re-named venture.

In return for the cancellation of debt owing to the Company, it will hold directly the following THI assets:

- 100% of Trans Hex Namibia - which in turn owns a 50% stake in Northbank Diamonds



and 90% in Hoanib Diamonds;

- 100% of Trans Hex Brazil - which holds a 65,5% interest in the discontinued joint venture project on the Barre Grande Peninsula;
- 100% of Trans Hex Zimbabwe - which has a 15% interest in the Limpopo joint venture property; and
- 25% share in Newdico - the owner of the Ngami property in Botswana.

Tsodilo will retain a 1% interest in future dividends arising from Trans Hex Namibia, a 50% interest in any dividends from the kimberlite project of Trans Hex Zimbabwe and the remaining 75% share in Newdico.

THI shareholders approved the agreement on 9 April 2002.

SPECIAL RESOLUTIONS PASSED SUBSEQUENT TO YEAR END

At a meeting of shareholders held on 10 May 2002 two special resolutions were passed by unanimous consent. The details are as follows:

Special Resolution Number One: Odd-Lot Offer

2 788 out of the then 6 352 shareholders (43,9% of the total number of shareholders) held fewer than 100 shares.

Those shareholders held approximately 91 735 shares. In order to reduce the substantial and ongoing costs of administration associated with having a large number of small shareholders, the Board proposed an odd-lot offer to facilitate the reduction in the number of small shareholders in an equitable manner. On 10 May 2002 shareholders passed a special resolution to amend the Company's Articles of Association to facilitate the odd-lot offer. The offer price determined in accordance with the Listings Requirements of the JSE



Securities Exchange South Africa (JSE) - namely the weighted average traded price of the shares on the JSE over the 30 trading days ended 7 May 2002 - was R17,02. The offer closes on 31 May 2002.

Special Resolution Number Two: Amendments to Articles of Association

The Company's Articles of Association were amended in order to:

- properly authorise the Company to repurchase its own shares;
- properly authorise the Company to make payments to shareholders including reductions of capital;
- provide for dividends to be declared out of the profits or reserves of the Company;
- provide for the electronic payment of dividends;
- provide generally for beneficial holders of securities, uncertificated securities and the settlement of uncertificated securities transactions through the STRATE system on the JSE; and
- provide for the electronic communication of information to shareholders by the Company and to the Company by shareholders and directors.

LITIGATION STATEMENT

Bateman Materials Handling Limited (Bateman)

In April 2002 Bateman issued summons against a Group subsidiary company Trans Hex Mynbou Beperk, in an amount of R27,5 million allegedly relating to work performed by Bateman on the Baken Central Plant.

Trans Hex Mynbou, upon the advice of senior counsel, intends defending the action and lodging a substantial counter-claim against Bateman.

Two special resolutions were passed by unanimous consent



REPORT OF THE BOARD OF DIRECTORS

GROUP FINANCIAL REVIEW

BALANCE SHEET

Shareholders' interest at book value on 31 March 2002 amounted to R814,8 million or R9,70 per share (2001: R581,8 million or R7,05 per share).

INCOME STATEMENT

The consolidated attributable income for the year ended 31 March 2002 amounted to R176,0 million or 211,6 cents per share (2001: R127,8 million or 155,5 cents per share).

	2002 R'000	2001 R'000
Composition:		
Subsidiary companies		
Profits	175 614	127 755
Associated companies		
Share of net profit	6	6
The Company		
Excluding intergroup dividends	395	10
	176 015	127 771

DIVIDENDS

The following dividends were declared during the year ended 31 March:		
Interim dividend No 42 of 15,5c per share paid in January 2002 (2001: 14c)	12 929	11 497
Final dividend No 43 of 37,0c per share payable in July 2002 (2001: 28c)	31 081	23 110
	44 010	34 607

Upon declaration, a Secondary Taxation on Companies liability for R3,9 million (2001: R2,9 million) will arise. The directors of Trans Hex have resolved to declare a final dividend number 43 of 37 cents per share.

Declaration date	Monday 27 May 2002
Last day to trade (cum dividend)	Friday 28 June 2002
First date of trading (ex dividend)	Monday 1 July 2002
Record date	Friday 5 July 2002
Payment date	Monday 8 July 2002



SUBSIDIARIES AND INVESTMENTS

Details of subsidiaries, associated companies and other investments are set out in Annexure A.

DIRECTORS

The directors' profiles appear on pages 26 an 27.

Directors appointments and resignations during the period 1 April 2001 to date of this report are as follows:

Appointments

C Gardner – 1 September 2001

M S Loubser – 23 November 2001

Resignation

P D Danchin – 29 September 2001

In terms of the provision of the Company's Articles of Association, one third of the directors retire annually. Directors appointed during the year retain office only until the next Annual General Meeting of the Company. Accordingly Messrs Gardner, Hertzog, Hoogenhout and Mrs Loubser retire by rotation at the forthcoming Annual General Meeting and are eligible for re-election.

DIRECTORS' INTEREST

As at 31 March 2002 the directors were, directly and indirectly, the beneficial owners of 0,66% (2001: 1,14%) and non-beneficial owners of 0,09% (2001: 0,3%) of the issued share capital of the Company. Indirect interests through listed public companies have not been taken into account. Since the end of the financial year and until the date of this report there were no material changes in the interests of the directors.

DIRECTORS' FEES

The Board recommends that non-executive directors' fees for services rendered during the past financial year be fixed at R241 700 (2001: R180 900).

SECRETARY

Mr G J Zacharias was appointed as secretary with effect from 1 May 1999. The registered address of the Company appears on page 77.

There were no material changes in the interests of the directors



REPORT OF THE BOARD OF DIRECTORS

EVENTS SUBSEQUENT TO BALANCE SHEET DATE

The directors are not aware of any matter or circumstance arising since the end of the financial year, not otherwise dealt with in the report or financial statements, that would significantly affect the operations of the Group or the results of those operations.

B R van Rooyen
Chairman

C Gardner
Chief Executive Officer

PAROW
27 May 2002



CERTIFICATE BY THE **COMPANY SECRETARY**

I, George John Zacharias, being the Company Secretary of Trans Hex Group Limited, hereby certify in terms of the Companies Act, that all returns required of a public company have, in respect of the year under review, been lodged with the Registrar of Companies and that all such returns are true, correct and up-to-date.

George Zacharias
Company Secretary

27 May 2002



ACCOUNTING POLICIES

SIGNIFICANT ACCOUNTING POLICIES

The annual financial statements are prepared on the historical cost basis and are consistent with those of the previous year with the exception of the implementation of IAS 39 (Financial instruments: Recognition and Measurement) and IAS 40 (Investment properties) during the financial year. Both statements have been implemented prospectively with no impact on prior periods and no material impact on current year's profit. The revised accounting policy for investments, in terms of IAS 39, is stated on page 39. The annual financial statements incorporate the following accounting policies, which conform to International Accounting Standards and South African Generally Accepted Accounting Practice:

CONSOLIDATION

The consolidated financial information includes the financial statements of the Company and its subsidiaries. A Company in which the Group has the power to exercise control, either directly or indirectly, through other subsidiary undertakings, is classified as a subsidiary undertaking. Any excess or deficit of the purchase price, when compared to the fair value of the subsidiary acquired, is attributed to mining assets and amortised in terms of the Group's accounting policies. Inter-company accounts and transactions are eliminated on consolidation.

ASSOCIATED COMPANIES

Companies in which the Group holds a long-term interest, and over whose financial and operating policies a significant influence can be exercised, are accounted for as associated companies according to the equity method.

JOINT VENTURES

The Group's interest in a jointly controlled entity is accounted for

The annual financial statements conform to International Accounting Standards


13

by proportionate consolidation: the Group includes its share of the joint venture's income, expenses, assets and liabilities in the relevant components of the financial statements.

FOREIGN CURRENCY

For self-sustaining foreign entities, assets and liabilities are translated using the closing rates of exchange, while revenues and expenses are translated at average rates of exchange. Differences arising on translation are taken directly to shareholders' equity. For integrated foreign operations, monetary items are translated at the closing rates of exchange and non-monetary items are translated at the rates of exchange prevailing on the date of the transactions. Exchange differences are recognised in income.

CASH AND SHORT-TERM INVESTMENTS

Cash and short-term investments include all highly liquid investments with maturity of six months or less at the date of purchase. The Group minimises its credit risk by investing its cash and cash equivalents with major banks and financial institutions located principally in South Africa, Belgium and Canada. The Group believes that no concentration of credit risk exists with respect to investment of its cash and cash equivalents.

INVENTORIES

Inventories, which include rough diamonds, are stated at the lower of cost-of-production on the weighted average basis or estimated net realisable value. Cost price includes a portion of overheads. Consumable stores are stated at the lower of cost on the weighted average basis or estimated replacement value.

INVESTMENTS

All investments are initially recognised at cost (transaction



costs included). After initial recognition loans and receivables originated by the Group are measured at amortised cost. Available-for-sale investments are measured at fair value, with adjustments to fair value on such investments reflected in equity as a revaluation reserve.

COMPULSORY CONVERTIBLE DEBENTURES

On issue of convertible debentures, the fair value of the conversion option is determined. This amount is recognised and presented separately in shareholders' equity. The Group does not recognise any change in the value of this option in subsequent periods. The obligation to make future payments of principal and interest to debenture holders is calculated using a market interest rate for an equivalent non-convertible debenture and is carried as a long-term liability on the amortised cost basis until extinguished on conversion.

PROVISIONS

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation of which a reliable estimate can be made.

Employee entitlements to annual leave are recognised on an ongoing basis. An accrual is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

EXPLORATION COSTS

Exploration costs are expensed until such time as a favourable feasibility study is completed.

Employee entitlements to annual leave are recognised on an ongoing basis



Revenue earned from the discovery of diamonds during the exploration phase is included in sales revenue in the income statement. The estimated costs of production of diamonds sold, not exceeding related revenue, are credited against exploration expenditure and included in cost of sales.

MINE-DEVELOPMENT COSTS

Mine-development costs, relating to major programmes at existing mines, are capitalised. Development costs consist primarily of expenditure to expand the capacity of operating mines. Day-to-day mine-development costs to maintain production are expensed as incurred. Following completion of a favourable feasibility study, initial development and pre-production costs relating to a new ore body, including interest on borrowed funds used to develop the ore body, are capitalised until the ore body is brought into commercial levels of production. At this time the costs are amortised as set out in the depreciation and amortisation policy. Revenues from discovery of diamonds during the mine-development phase are included in sales revenue in the income statement. The estimated costs of production of diamonds sold, not exceeding related revenue, are credited against mine-development costs and included in cost of sales.

DEFERRED STRIPPING COSTS

Where stripping costs have been incurred in excess of the expected pit life average stripping ratio, these costs are deferred and charged to production when the exposed reserves are mined.

DEPRECIATION AND AMORTISATION

Depreciation and amortisation of alluvial mining properties,



mine-development costs and mine plant facilities are computed principally by the units-of-production method based on estimated quantities of Proved and Probable Ore Reserves. Proved and Probable Ore Reserves reflect quantities of economically recoverable reserves which can be recovered in the future from known mineral deposits. Such estimates are based on current and projected costs and prices. Earthmoving equipment is depreciated based on hours worked. Depreciation and amortisation of marine mining properties, mine-development costs and mine plant facilities are computed over the estimated useful life of 20 years.

Other property, plant and equipment are depreciated principally on a straight-line basis over their estimated useful lives of three to 20 years. Property, plant and equipment awaiting installation on site are not depreciated until they are commissioned.

PROPERTY EVALUATION

Long-life assets of the Group, including development costs and deferred stripping costs, are reviewed for impairment when ever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If deemed impaired, an impairment loss is measured and recorded based on the fair value of the asset generally computed using discounted cash flows.

Estimated future net cash flows from each mine are calculated using estimates of production, future sales prices (considering historical and current prices, price trends and related factors), production and rehabilitation costs plus capital.

Management's estimates of

The Group's Rehabilitation Trust Fund was established with the approval of the South African Revenue Service



future cash flows are subject to risks and uncertainties. Therefore, it is possible that changes could occur which may affect recoverability of the Group's investments in mineral properties and other assets.

Undeveloped properties and mineral rights upon which the Group has not performed sufficient exploration work to determine whether significant mineralisation exists are carried at original acquisition cost. If it is subsequently determined that significant mineralisation does not exist, the property will be written down to estimated net realisable value at the time of such determination.

REHABILITATION COSTS

Rehabilitation costs and related accrued liabilities, based on the Group's assessment of current environmental and regulatory requirements, are accrued to reflect the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the balance sheet date. The costs so provided are capitalised as part of mining assets and depreciated accordingly. Annual increases in the provision is split between finance costs relating to the change in the net present value of the provision, inflationary increases in the provision estimate and restoration costs relating to additional environmental disturbances that have occurred. Remediation liabilities, other than rehabilitation costs, which relate to liabilities arising from specific events, are expensed when they are identified, probable and may be reasonably estimated.

The Group's estimated future rehabilitation liability is funded by way of annual payments to the Trans Hex Rehabilitation Trust Fund. This Fund was established with the approval of the South



ACCOUNTING POLICIES

African Revenue Service. Interest earned on monies paid to the Rehabilitation Fund is accrued on an annual basis. It is reasonably possible that the Group's estimate of its ultimate rehabilitation liabilities could change as a result of changes in regulations or cost estimates.

PROVIDENT FUNDS

Provident Funds, consisting of two defined contribution plans, are funded through monthly contributions and administered independently of the finances of the Group by financial institutions. The Group's contributions are charged against income. Both funds are governed by the South African Pension Funds Act of 1956, as amended.

POST-RETIREMENT MEDICAL BENEFITS

The present value of the liability of the Group in respect of future contributions is determined annually by independent actuaries.

The future medical benefits for employees retiring after 1 April 1995 are funded on an actuarially determined basis uniformly over the service period of each active member. An actuarially determined amount will be contributed to a separate benefit fund over a period of 20 years as funding for this liability. In respect of service after 1 April 1995, annual contributions are made to the same benefit fund equal to the value of the liability arising in respect of that year. Employees joining the Group after December 1998 are not entitled to these benefits.

REVENUE RECOGNITION

Product sales are recognised when title passes at the shipment or delivery point. Other revenue earned by the Group is recognised on the following basis:

- interest income - as it accrues,

Both provident funds are governed by the South African Pension Funds Act of 1956 as amended



taking into account the effective yield of the asset, unless collectability is in doubt; and

- dividend income - when the shareholder's right to receive payment is established, recognised on the last date of registration.

INCOME TAXES

The Group follows the liability method of accounting for income taxes, prior to taking State lease consideration into account, whereby deferred income taxes are recognised for the tax consequences of temporary differences. This translates into applying the currently enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. Changes in deferred tax assets and liabilities include the impact of any tax rate change enacted during the year. No provision is made for deferred State lease consideration since the rate, according to the applicable formula, is not determinable in advance. Deferred tax assets relating to unredeemed capital expenditure and calculated tax losses are only raised where there is reasonable certainty that they will be recovered.

EARNINGS PER SHARE

Basic earnings per share is computed by dividing the net income attributable to shareholders by the weighted average number of ordinary shares in issue during the year. The Group's basic and diluted earnings per share differ as a result of share options granted to employees and the issue of compulsory convertible debentures during the year.



ACCOUNTING POLICIES

FINANCIAL INSTRUMENTS

Financial instruments carried on the balance sheet include cash and bank balances, investments, loans, receivables, accounts payable and borrowings. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

The Group is also a party to the financial instruments that reduce exposure to fluctuations in foreign currency exchange rates. These instruments mainly comprise Foreign Currency Forward Contracts. Foreign Currency Forward Contracts protect the Group from movements in exchange rates by establishing the rate at which a foreign currency asset or liability will be settled.

Any increase or decrease in the amount required to settle the asset or liability is off-set by a corresponding movement in the value of the forward exchange contract. The gains and losses are therefore offset for financial reporting purposes.

Foreign Currency Forward Contracts protect the Group from movements in exchange rates



INCOME STATEMENTS

	NOTES	COMPANY 2002 R'000	COMPANY 2001 R'000	CONSOLIDATED 2002 R'000	CONSOLIDATED 2001 R'000
Sales revenue	1			831 288	506 041
Cost of sales				515 287	303 233
Stripping, mining and hauling	2			249 987	164 435
Recovery operation	3			86 493	61 039
Depreciation of mining assets				129 111	44 889
Royalties: Namaqualand Diamond Fund Trust				23 406	14 300
Selling and administration costs				47 382	36 749
Increase in inventories				(21 092)	(18 179)
Mining income				316 001	202 808
Other income		1 473	15	-	-
Net financial income	4	35 134	11 497	(4 489)	834
Exploration costs				(61 871)	(37 944)
Research and development				(1 277)	(3 579)
Exceptional items	5			550	875
Profit before taxation	6 & 7	36 607	11 512	248 914	162 994
Taxation	8	171	5	72 905	39 687
Profit after taxation		36 436	11 507	176 009	123 307
Outside shareholders' interest		-	-	-	4 458
		36 436	11 507	176 009	127 765
Equity adjustment: Share in net profit of associated companies		-	-	6	6
Attributable income		36 436	11 507	176 015	127 771

	NOTES	Cents	Cents
Earnings per share	9		
- Basic		211,6	155,5
- Diluted		202,8	151,7
- Headline		210,8	154,1
Dividends per share		52,5	42,0

BALANCE SHEETS

		COMPANY		CONSOLIDATED	
		2002	**2001**	**2002**	**2001**
	NOTES	**R'000**	**R'000**	**R'000**	**R'000**
ASSETS					
Non-current assets		354 717	169 247	805 027	713 429
Property, plant and equipment	10	-	-	751 371	676 446
Investments	11	329 356	168 584	28 295	36 320
Loan	12	415	663	415	663
Deferred taxation	17	24 946	-	24 946	-
Current assets		2 590	2 032	385 913	117 938
Inventory	13	-	-	94 735	72 013
Accounts receivable	14	2 002	1 813	26 719	36 659
Cash resources		588	219	264 459	-
Taxation		-	-	-	9 266
Total assets		**357 307**	**171 279**	**1 190 940**	**831 367**
EQUITY AND LIABILITIES					
Capital and reserves		271 854	170 816	814 806	581 848
Stated capital	15	166 384	159 147	166 384	159 147
Translation reserves		-	-	19 820	16 924
Revaluation reserves		-	-	(10 555)	-
Equity portion of debentures		68 291	-	68 291	-
Accumulated profits		37 179	11 669	570 866	405 777
Non-current liabilities		73 757	-	262 695	140 361
Long-term liabilities	16	73 757	-	80 298	-
Deferred taxation	17	-	-	150 436	115 595
Deferred liabilities	18	-	-	31 961	24 766
Current liabilities		11 696	463	113 439	109 158
Trade and other payables		1 744	463	83 822	66 404
Taxation		-	-	16 498	-
Short-term portion of long-term debt	16	9 952	-	13 119	-
Short-term borrowings		-	-	-	42 754
Total equity and liabilities		**357 307**	**171 279**	**1 190 940**	**831 367**

STATEMENTS OF CHANGES IN EQUITY

	Share Capital R'000	Translation Reserves R'000	Revaluation Reserves R'000	Equity portion of debentures R'000	Accumulated profits R'000	Total R'000
GROUP						
Balance at 31 March 2000	156 291	10 461	-	-	289 503	456 255
Net profit attributable to ordinary shareholders					127 771	127 771
Dividends paid					(11 497)	(11 497)
Translation differences on foreign subsidiaries		6 463				6 463
Issue of share capital	2 856					2 856
Balance at 31 March 2001	159 147	16 924	-	-	405 777	581 848
Net profit attributable to ordinary shareholders					176 015	176 015
Dividends paid					(36 039)	(36 039)
Translation differences on foreign subsidiaries		2 896				2 896
Issue of compulsory convertible debentures				68 291		68 291
Deferred taxation asset raised on compulsory convertible debentures					25 113	25 113
Fair value adjustment on available-for-sale financial assets			(10 555)			(10 555)
Issue of share capital	7 237					7 237
Balance at 31 March 2002	166 384	19 820	(10 555)	68 291	570 866	814 806
COMPANY						
Balance at 31 March 2000	156 291	-	-	-	11 659	167 950
Net profit attributable to ordinary shareholders					11 507	11 507
Dividends paid					(11 497)	(11 497)
Issue of share capital	2 856					2 856
Balance at 31 March 2001	159 147	-	-	-	11 669	170 816
Net profit attributable to ordinary shareholders					36 436	36 436
Dividends paid					(36 039)	(36 039)
Issue of compulsory convertible debentures				68 291		68 291
Deferred taxation asset raised on compulsory convertible debentures					25 113	25 113
Issue of share capital	7 237					7 237
Balance at 31 March 2002	166 384	-	-	68 291	37 179	271 854

CASH FLOW STATEMENTS

	NOTES	COMPANY 2002 R'000	COMPANY 2001 R'000	CONSOLIDATED 2002 R'000	CONSOLIDATED 2001 R'000
Cash received from customers		2 564	970	831 386	509 261
Cash paid to suppliers and employees		3	(2 484)	(427 351)	(330 180)
Cash generated by activities	19	2 567	(1 514)	404 035	179 081
Investment income		36 041	11 497	-	-
Interest paid		(907)	-	(14 664)	(2 977)
Taxation paid	20	(4)	(5)	(9 235)	(3 161)
Cash available from activities		37 697	9 978	380 136	172 943
Dividend paid	21	(36 039)	(25 017)	(36 039)	(25 017)
Cash retained from operating activities		1 658	(15 039)	344 097	147 926
Cash effects of investment activities		(505)	-	(204 067)	(295 104)
Proceeds from disposal of fixed assets		-	-	13 995	4 278
Replacement of fixed assets		-	-	(17 953)	(10 297)
Addition to fixed assets	22	-	-	(200 270)	(290 781)
Subsidiaries acquired		(505)	-	-	-
Subsidiaries sold		-	-	-	1 900
Investment in listed company		-	-	-	(204)
Net proceeds from disposal of investment in listed company		-	-	161	-
Cash effects of financing activities		(784)	15 089	167 183	3 037
Loan from associated company		-	-	2	-
Funding to Trans Hex Rehabilitation Trust Fund		-	-	(2 012)	(688)
Loan		248	869	248	869
Cash received on issue of shares		7 237	2 856	7 237	2 856
Compulsory convertible debentures		152 000	-	152 000	-
Instalment sale agreement		-	-	9 708	-
Loans to subsidiary companies		(160 269)	11 364	-	-
Net increase in cash resources		369	50	307 213	(144 141)
Cash resources at beginning of year		219	169	(42 754)	101 387
Cash resources/(short-term borrowings) at end of year		588	219	264 459	(42 754)

		2002 R'000	2001 R'000
1. SALES REVENUE			
Sales revenue consisting of the net rand value of sales, after elimination of intergroup transactions and excluding investment income, amounts to:			
Diamonds	Mining	807 372	462 305
	Exploration	23 916	43 736
		831 288	506 041
2. STRIPPING, MINING AND HAULING			
Stripping, mining and hauling costs exclude depreciation and consist mainly of the following principal categories:			
	Labour	52 429	44 548
	Maintenance and materials	75 811	69 781
	Other mining costs	121 747	50 106
		249 987	164 435
3. RECOVERY OPERATION			
Recovery operation costs exclude depreciation and consist mainly of the following principal categories:			
	Labour	37 112	29 397
	Maintenance and materials	27 862	22 298
	Other mining costs	21 519	9 344
		86 493	61 039

	COMPANY		CONSOLIDATED	
	2002 R'000	**2001 R'000**	**2002 R'000**	**2001 R'000**
4. NET FINANCIAL INCOME				
Net financial income consists mainly of the following principal categories:				
Dividend received	36 041	11 497	-	-
Interest received	-	-	1 917	4 548
Interest paid	(907)	-	(14 664)	(2 977)
Total Interest paid	(907)	-	(20 258)	(2 977)
Less capitalised	-	-	(5 594)	-
Net foreign exchange gain	-	-	11 400	1 457
Rehabilitation provision – unwinding of discount	–	-	(3 142)	(2 194)
	35 134	11 497	(4 489)	834

5. EXCEPTIONAL ITEMS

	Amount per income statement R'000	**Taxation R'000**	**Amount after taxation 2002 R'000**	**Amount after taxation 2001 R'000**
Rationalisation of Lime Division and related interests	550	(70)	620	(209)
Profit on sale of investments	-	-	-	1 362
	550	(70)	620	1 153

	COMPANY		CONSOLIDATED	
	2002 R'000	2001 R'000	2002 R'000	2001 R'000
6. PROFIT BEFORE TAXATION				
The following items have been charged in arriving at profit before taxation:				
Income				
Income from subsidiary companies:				
Administration fees	1 100	970	-	-
Surplus on sale of fixed assets	-	-	-	1 192
Expenses				
Auditors' remuneration:				
Audit	29	28	888	692
Other services	-	-	74	235
Loss on sale of fixed assets	-	-	1 304	-
Company contributions to retirement benefits	-	-	12 412	7 234
Loss on deregistration of subsidiary	2	-	-	-

7. DIRECTORS' REMUNERATION

The directors' remuneration for the year ended 31 March 2002 was as follows:

	2002 R'000			2001 R'000		
	Executive	Non-Executive	Total	Executive	Non-Executive	Total
Salaries and fees	1 360	852	2 212	871	927	1 798
Retirement contributions	334	-	334	215	-	215
Compensation for loss of office	753	-	753	-	-	-
Other benefits	3 193	877	4 070	543	-	543
	5 640	1 729	7 369	1 629	927	2 556
Paid by:						
Company			242			181
Subsidiaries			3 640			2 375
			3 882			2 556
Gain on exercise of share incentives			3 487			-
			7 369			2 556

	Salaries and fees R'000	Retirement contributions R'000	Compensation for loss of office R'000	Gain on exercise of share incentives R'000	Other benefits R'000	2002 R'000	2001 R'000
Executives							
C Gardner*	438	108	-	-	157	703	-
DM Hoogenhout	-	-	-	-	-	-	35
PD Danchin**	281	69	753	2 610	102	3 815	928
AC Louw	485	119	-	-	228	832	666
MS Loubser***	156	38	-	-	96	290	-
Sub-total	1 360	334	753	2 610	583	5 640	1 629
Non-Executives							
BR van Rooyen	118	-	-	-	-	118	110
TMG Sexwale	23	-	-	-	-	23	24
E de la H Hertzog	21	-	-	-	-	21	21
AR Martin	27	-	-	-	-	27	26
WE Bührmann	23	-	-	-	-	23	21
DM Hoogenhout	594	-	-	877	-	1 471	686
YPJ Mercier	23	-	-	-	-	23	20
MJ Willcox	23	-	-	-	-	23	19
Sub-total	852	-	-	877	-	1 729	927
Total	**2 212**	**334**	**753**	**3 487**	**583**	**7 369**	**2 556**

* Since 1 September 2001

** Up to 29 September 2001

*** Since 23 November 2001

Calvyn Gardner, André Louw and Magda Loubser are the only directors whose service contracts contain predetermined compensation for termination of service. This exceeds one year's salary and benefits and is a condition to retain their expertise.

	2002 R'000	2001 R'000
8. TAXATION – CONSOLIDATED		
8.1 Taxation per income statement		
Foreign taxation	341	295
RSA taxation		
Current	30 153	4 616
Current year	29 962	4 055
Under-provision prior years	191	561
Secondary taxation on companies		
Current year	4 505	1 437
Deferred		
Current year	35 008	34 515
	70 007	40 863
Portion attributable to exchange rate differences on intergroup transactions	2 898	(1 176)
	72 905	39 687

Taxation losses and unredeemed capital of certain subsidiaries at the end of the financial year available for utilisation against future taxable income of those companies are estimated at R111,7 million (2001: R246,9 million). In terms of the Group's Accounting Policy no deferred tax assets have been set up on the taxation losses.

	2002 %	2001 %
8.2 Reconciliation of effective tax rate with standard rate		
Tax for the current year as a percentage of profit before taxation	29,3	24,3
Increase/(decrease) in rate as a result of:		
Permanent differences	(2,7)	2,9
Foreign taxation	-	(0,2)
Secondary taxation on companies	(1,8)	(0,9)
Exchange rate differences	1,2	0,7
Under-provision prior years	(0,1)	(0,3)
Losses utilised	4,1	3,5
Standard rate	30,0	30,0

	2002	2001
9. EARNINGS PER SHARE		
Basic earnings per share		
Net attributable income to shareholders (R'000)	176 015	127 771
Weighted average number of ordinary shares in issue (thousands)	83 200	82 150
Basic earnings per share (cents)	211,6	155,5
Diluted earnings per share		
Net attributable income to shareholders (R'000)	176 015	127 771
Adjusted for compulsory convertible debenture interest	907	-
Adjusted income for diluted earnings per share	176 922	127 771
Weighted average number of ordinary shares in issue (thousands)	83 200	82 150
Adjusted for share options (thousands)	2 878	2 063
Compulsory convertible debentures	1 184	-
Weighted average number of ordinary shares for diluted earnings per share (thousands)	87 262	84 213
Diluted earnings per share (cents)	202,8	151,7
Headline earnings per share	**R'000**	**R'000**
Net attributable income to shareholders	176 015	127 771
Exceptional items (Note 5)	(620)	(1 153)
Headline earnings	175 395	126 618
Headline earnings per share (cents)	210,8	154,1

	Cost R'000	Accumulated depreciation R'000	Net Value R'000
10. PROPERTY, PLANT AND EQUIPMENT			
2002			
Land and buildings	75 137	21 684	53 453
Mining rights	116 117	47 101	69 016
Mine-development costs	99 073	70 082	28 991
Mining plant and equipment	838 975	239 064	599 911
	1 129 302	377 931	751 371
2001			
Land and buildings	64 370	17 438	46 932
Mining rights	114 558	43 119	71 439
Deferred organisation expenses	2 613	2 613	-
Mine-development costs	99 073	31 185	67 888
Mining plant and equipment	659 495	169 308	490 187
	940 109	263 663	676 446

Reconciliation of net value at the beginning and end of the year

	Additions R'000	Disposals R'000	Exchange rate differences R'000	Depreciation R'000	Movement for the year R'000
2002					
Land and buildings	11 525	(800)	-	(4 204)	6 521
Mining rights	1 559	-	-	(3 982)	(2 423)
Mine-development costs	-	-	-	(38 897)	(38 897)
Mining plant and equipment	205 139	(13 195)	(192)	(82 028)	109 724
	218 223	(13 995)	(192)	(129 111)	74 925
2001	306 395	(4 278)	95	(44 889)	257 323

Fixed buildings and water supply equipment erected on leasehold mining property with a book value of R4 763 000 (2001: R4 903 000) will, on termination of the mining rights, become the property of the respective transitional council without payment of compensation.

The registers containing details of land and buildings are available for inspection by members or their authorised representatives at the registered offices of the companies owning the relevant properties.

Assets with a book value of R9 052 000 serve as security for instalment sale agreements.

	2002 R'000	2001 R'000
11. INVESTMENTS (refer to Annexure A)		
11.1 COMPANY		
Unlisted subsidiary companies:		
Shares at book value	4 280	3 777
Advances and loans	325 076	164 807
	329 356	168 584
11.2 CONSOLIDATED		
Long-term investments		
Associated companies:		
Shares at book value	-	-
Equity adjustment	176	170
	176	170
Loans at book value	(4)	(2)
	172	168
Directors' valuation of unlisted investments (including loans)	172	168
Listed investments at fair value		
Shares		
Diamond Fields International Ltd (7,4%)	18 450	29 005
Vaaldiam Resources Ltd (1,4%)	43	204
	18 493	29 209
Market value	18 506	15 527
Cash and cash equivalents		
Trans Hex Rehabilitation Trust Fund	9 630	6 943
Market value	9 630	6 943
Total long-term investments	28 295	36 320
12. LOAN		
Loan to Trans Hex Group Trust to finance the share purchase scheme for senior employees	415	663
13. INVENTORY		
Diamonds	81 096	60 004
Consumables	13 639	12 009
	94 735	72 013

14. ACCOUNTS RECEIVABLE

The South African Revenue Service issued tax assessments for the amount of R929 000 (2001: R738 000) against the Company. These additional assessments were raised on the non-allowance of certain expenditure which is disputed by the Company. This amount has been paid and is included in accounts receivable. An appeal has been lodged on the strength of expert opinion.

	2002 R'000	2001 R'000
15. STATED CAPITAL		
Authorised		
300 000 000 ordinary shares of no par value		
Issued		
84 001 575 ordinary shares of no par value	166 384	159 147
(2001: 82 534 439 ordinary shares of no par value)		

The unissued shares were placed under the control of the Board of Directors until the forthcoming Annual General Meeting.

SHARE PURCHASE SCHEME	2002	2001
Balance of number of shares taken up on 1 April	49 000	209 440
Employees	37 560	140 240
Directors	11 440	69 200
- MS Loubser	3 200	-
- DM Hoogenhout	-	34 800
- PD Danchin	8 240	34 400
Number of shares released during the year	(21 800)	(160 440)
Employees	(18 520)	(99 480)
Directors	(3 280)	(60 960)
- MS Loubser	(560)	-
- DM Hoogenhout	-	(34 800)
- PD Danchin	(2 720)	(26 160)
Balance of number of shares taken up on 31 March	27 200	49 000
Employees	24 560	40 760
Directors	2 640	8 240
- PD Danchin	-	8 240
- MS Loubser	2 640	-

	2002 R'000	2001 R'000
Indebtedness by employees in terms of the scheme (R'000)	142	260
Employees	126	218
Directors		
- PD Danchin	-	42
- MS Loubser	16	-

At 31 March 2002 there were no invitations not taken up. In terms of the Trust Deed, the number of shares subject to the scheme is limited to 5% of the number of issued shares.

SHARE OPTION SCHEME

During the year, share options were granted to eligible directors and employees.
Outstanding options at 31 March were as follows:

	Number of options	Issue date	Issue price(c)	Expiry date	Prior allocations outstanding	Total options outstanding
2002						
D M Hoogenhout	-	-	-	-	226 600	226 600
C Gardner	588 200	26 Sept 2001	920	26 Sept 2006	-	588 200
AC Louw	-	-	-	-	451 000	451 000
MS Loubser	6 100	3 Nov 2001	1082	3 Nov 2006	267 600	273 700
Other employees	602 800	11 April 2001	1108	11 April 2006		
	233 200	11 Aug 2001	1176	11 Aug 2006		
	357 200	26 Sept 2001	920	26 Sept 2006		
	51 900	3 Nov 2001	1082	3 Nov 2006	3 528 832	4 773 932
2001						
D M Hoogenhout	-	-	-	-	339 800	339 800
PD Danchin	248 000	28 Sept 2000	623	28 Sept 2005	341 000	589 000
AC Louw	268 200	28 Sept 2000	623	28 Sept 2005	182 800	451 000
Other employees	437 800	23 May 2000	515	23 May 2005		
	1 747 000	28 Sept 2000	623	28 Sept 2005		
	64 700	12 Dec 2000	949	12 Dec 2005	2 946 300	5 195 800

		2002 R'000	2001 R'000
16.	**LONG-TERM LIABILITIES**		
	Compulsory convertible debentures	73 757	-
	Total proceeds on issue	152 000	-
	Less: Equity portion	68 291	-
	Total outstanding liability	83 709	-
	Less: Short-term portion	9 952	-
	The Group issued 16 million unsecured 13,5% participating compulsory convertible debentures on 5 March 2002. Interest is payable bi-annually in arrears. Each debenture will be compulsorily converted into one Trans Hex share on the sixth anniversary date of its issue, provided that the debenture-holder shall be entitled to require that all or any of the debentures be converted to Trans Hex shares, in the same ratio, at an earlier date.		
	Instalment sale agreement	6 541	-
	Total outstanding liability	9 708	-
	Less: Short-term portion	3 167	-
	36 monthly instalments of R347 000 at an interest rate of prime less 2%. The instalment sale agreements are secured by earthmoving equipment with a book value of R9 052 000.		
	Total long-term liabilities	80 298	-
17.	**DEFERRED TAXATION**		
	17.1 Deferred taxation liability		
	(Comprised mainly of capital allowances)		
	At beginning of year	115 595	81 160
	Charged to income statement	34 841	34 515
	Subsidiaries sold	-	(80)
	At end of year	150 436	115 595
	17.2 Deferred taxation asset		
	Liability component of compulsory convertible debentures	25 113	-
	Charged to income statement	(167)	-
	At end of year	24 946	-
18.	**DEFERRED LIABILITIES**		
	Provision for post-retirement medical benefits		
	At beginning of year	6 087	5 431
	Increase in provision charged to income statement	4 053	656
	At end of year	10 140	6 087
	Provision for rehabilitation liabilities		
	At beginning of year	18 679	11 168
	Capitalised as mining assets	-	5 317
	Rehabilitation provision – unwinding of discount	3 142	2 194
	At end of year	21 821	18 679
	Total deferred liabilities	**31 961**	**24 766**

	COMPANY		CONSOLIDATED	
	2002 R'000	**2001 R'000**	**2002 R'000**	**2001 R'000**
19. RECONCILIATION OF NET INCOME BEFORE TAXATION WITH CASH GENERATED BY ACTIVITIES				
Profit before taxation	36 607	11 512	242 265	162 994
Adjusted for:				
Depreciation	-	-	129 111	44 889
Loss/(profit) on sale of assets and investments	2	-	1 304	(1 902)
Exchange rate adjustments	-	-	5 535	9 801
Increase for post-retirement medical benefit	-	-	4 053	656
Increase in rehabilitation liabilities	-	-	3 142	2 194
Income from Trans Hex Rehabilitation Trust Fund	-	-	(675)	(543)
Investment income	(36 041)	(11 497)	-	-
Interest paid	907	-	14 664	2 977
Operating income before movements in working capital	1 475	15	399 399	221 066
Movement in working capital	1 092	(1 529)	4 636	(41 985)
Inventory	-	-	(22 722)	(20 391)
Accounts receivable	(189)	(350)	9 940	(13 685)
Accounts payable	1 281	(1 179)	17 418	(7 909)
Cash generated by activities	2 567	(1 514)	404 035	179 081

		COMPANY		CONSOLIDATED	
		2002 R'000	**2001 R'000**	**2002 R'000**	**2001 R'000**
20.	**RECONCILIATION OF TAXATION PAID WITH AMOUNT DISCLOSED IN THE INCOME STATEMENTS**				
	Amount unpaid at beginning of year	-	-	(9 266)	(12 453)
	Amount per income statement	4	5	34 999	6 348
	Amount prepaid at end of year	-	-	(16 498)	9 266
	Amount paid	4	5	9 235	3 161
21.	**RECONCILIATION OF DIVIDENDS PAID WITH AMOUNT DISCLOSED IN THE STATEMENTS OF CHANGES IN EQUITY**				
	Amount unpaid at beginning of year	-	13 520	-	13 520
	Amount per statement of changes in equity	36 039	11 497	36 039	11 497
	Amount paid	36 039	25 017	36 039	25 017
22.	**ADDITION TO FIXED ASSETS**				
	Additions to earthmoving equipment			41 254	9 634
	Plant extensions			141 529	225 349
	Housing and personnel benefits			5 186	19 912
	Mine-development capitalised			-	26 432
	Operational buildings			726	1 187
	Computer hardware and software			1 136	2 058
	Transport vehicles			2 960	5 245
	Other			7 479	964
				200 270	290 781

23. CASH

Cash resources comprise cash on hand and bank balances. The amounts in the cash flow statement correspond with those in the balance sheet.

24. JOINT VENTURES

The Group holds a 50% interest in the Northbank joint venture, 66% (2001: 56%) interest in the discontinued Barra Grande joint venture via its Canadian subsidiary, Trans Hex International Ltd and a 40% interest in the DFI joint venture. These investments are accounted for using the proportionate consolidation method. The Group's share of the assets, liabilities and expenses of the joint ventures are as follows:

	2002 R'000	**2001 R'000**
Expenses and loss for the year	7 768	661
Assets	3 422	32 371
Liabilities	1 413	848
Net investment	2 009	31 523

25. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Financial instruments consist of investments and loans, cash resources, accounts receivable, accounts payable and long-term liabilities resulting from normal business transactions. Except for the total exposure represented by the respective balance sheet items, no other exceptional concentration of risk exists. Funds are only invested at banks with acceptable credit ratings.

Forward Exchange Contracts

From time to time the Group enters into Forward Exchange Contracts to preserve and enhance its revenue streams and to limit its exposure for capital purchases and other expenditure denominated in foreign currencies. No open positions exist at year end.

Interest rate risk

The Group exposure to interest rate fluctuations is reflected in Note 16.

Fair values

The carrying amounts of financial assets and liabilities as described in the Group Accounting Policies approximate fair values.

26. RELATED PARTY TRANSACTIONS

Controlling entities

The Company's major shareholder is Tegniese Mynbeleggings Bpk (a wholly-owned subsidiary of Remgro Ltd) which holds 43% of the Company's shares. The following transactions were carried out with related parties:

	2002 R'000	2001 R'000
Management fee paid to Remgro Finance and Services Ltd (a fellow subsidiary of the Company's major shareholder)	1 416	1 335

Directors and director-related entities

No transactions other than directors' emoluments disclosed in Note 7 were entered into during the year.

Share option transactions with directors and their director-related entities

The aggregate number of share options held by directors of the Company and their director-related entities during the year is disclosed in Note 15. All issues were made on terms and conditions no more favourable than those offered to other option holders.

27. SEGMENT INFORMATION

	Land R'000	Marine R'000	Unallocated R'000	Total R'000
2002				
Revenue	746 829	84 459	-	831 288
Mining income	302 383	13 618	-	316 001
Assets	970 729	194 354	25 857	1 190 940
Cash resources	-	-	264 459	264 459
Liabilities	265 789	24 701	85 644	376 134
Capital expenditure	148 606	68 357	1 260	218 223
Depreciation	108 949	15 133	5 029	129 111
2001				
Revenue	448 250	57 791	-	506 041
Mining income	196 915	5 893	-	202 808
Assets	659 088	148 245	24 034	831 367
Cash resources	-	-	(42 754)	(42 754)
Liabilities	181 293	13 700	11 772	206 765
Capital expenditure	253 176	43 694	4 208	301 078
Depreciation	37 745	3 347	3 797	44 889

All mining and exploration activities are conducted in Southern Africa except for exploration activities in Brazil. Information on geographical segments is therefore not considered useful.

28. GUARANTEES

The Company guarantees:

- Staff housing loans amounting to R112 500 (2001: R23 000)
- Certain bank overdrafts and other loan facilities
- Supply and delivery contracts of certain subsidiary companies

	2002 R'000	2001 R'000
29. CAPITAL COMMITMENTS		
Incomplete contracts for capital expenditure	3 936	42 694
Capital expenditure authorised but not yet contracted for	22 674	166 136
	26 610	208 830

These commitments of the Group will be financed from its own resources or borrowed funds.

30. CONTINGENT LIABILITY

In April 2002 Bateman Materials Handling Limited (Bateman) issued summons against a Group subsidiary Trans Hex Mynbou Beperk in an amount of R27,5 million allegedly related to work performed by Bateman on the Baken Central Plant. Trans Hex Mynbou, upon the advice of senior counsel, intends defending the action and lodging a substantial counterclaim against Bateman.

31. BORROWING POWERS

In terms of the Articles of Association, the Group has unlimited borrowing powers.

NAME OF COMPANY Incorporated in South Africa (unless stated otherwise)	Issued share capital		Effective interest		Held by the Company Shares		Loan	
	2002 R	2001 R	2002 %	2001 %	2002 R'000	2001 R'000	2002 R'000	2001 R'000
COMPANY								
Buffelsbank Diamante Bpk	50	50	100	100	1 481	1 481	173 076	164 807
Trans Hex Bemarking Bpk	100	100	100	100	-	-	-	-
Trans Hex Finansiering Bpk	10	10	100	100	2 294	2 294	-	-
Trans Hex Diamante Bpk	4 000	4 000	100	100	505	-	-	-
Trans Hex Dienste Bpk	200	200	100	100	-	2	-	-
Trans Hex Operations (Pty) Ltd	-	-	-	-	-	-	152 000	-
					4 280	3 777	325 076	164 807

NAME OF COMPANY Incorporated in South Africa (unless stated otherwise)	Issued share capital 2002 R	Issued share capital 2001 R	Effective interest 2002 %	Effective interest 2001 %
GROUP				
Bellsbank Mining Number One (Pty) Ltd	4 000	4 000	100	100
Benguela Concessions (Namibia) (Pty) Ltd - Namibia (N$)	100	100	100	100
Benguela Concessions Ltd	107 504 931	107 504 931	100	100
Benguela Exploration Company (Pty) Ltd	500	500	49	49
Benguela Mining Company (Pty) Ltd	12	12	100	100
Benguela Nominees (Pty) Ltd	4	4	100	100
Bitterfontein Granite Works (Pty) Ltd	200 000	200 000	100	100
Broadacres Diamonds (Pty) Ltd	52	52	100	100
Daisy Street Investments No 27 (Pty) Ltd	2	2	100	100
De Bruyn's Bellsbank Mine (Pty) Ltd	40 000	40 000	100	100
De Punt Plase (Edms) Bpk	50 000	50 000	100	100
De Punt Plase Diamant Maatskappy (Edms) Bpk	100	100	100	100
Diamond Fields International Ltd - Canada (C$) (listed)	51 588 000	51 588 000	7	7
Dokolwayo Diamond Mines (Pty) Ltd - Swaziland (E)	15 008	15 008	50	50
Gem Diamond Mining Corporation Ltd	94 444 138	94 444 138	100	100
Hoanib Diamonds (Pty) Ltd - Namibia (N$)	1 000	1 000	66	66
KP Delwery (Edms) Bpk	100	-	100	-
Laritza Investments No 13 (Pty) Ltd	100	100	100	100
Luderitz Ocean Diamonds (Pty) Ltd - Namibia (N$)	1	1	100	100
Marine West (Pty) Ltd	1 355 000	1 355 000	100	100
Marine West Diamond Concession Holders (Pty) Ltd	1 562	1 562	100	100

	Issued share capital 2002 R	Issued share capital 2001 R	Effective interest 2002 %	Effective interest 2001 %
Mineracao Barra Grande Limitada - Brazil (R$)	1 000	1 000	41	41
Moonstone Diamonds (Namibia) (Pty) Ltd - Namibia (N$)	4 000	4 000	100	100
Moonstone Diamonds (South Africa) Pty Ltd	7	7	100	100
Namex (Edms) Bpk	120 900	120 900	100	100
Newdico (Pty) Ltd - Botswana (Pula)	100	100	73	73
North Bay Mining (Pty) Ltd	1 000	1 000	100	100
Northbank Diamonds Ltd - Namibia (N$)	8	8	37	37
Northern Cape Diamond Mining & Exploration (Pty) Ltd	100	100	100	100
Ocean Diamond Mining 14C (Pty) Ltd	100	100	49	49
Ocean Diamond Mining 6C (Pty) Ltd	100	100	49	49
Oranje-Kunene Diamante Bpk	57	57	100	100
Samada Diamonds (Pty) Ltd	120	120	100	100
Samada Diamonds 1987 (Pty) Ltd	37 800	37 800	100	100
See-Diamantkonsessie 2B (Edms) Bpk	200	200	49	49
Six Fourteen Sea Mines (Pty) Ltd	1	1	100	100
Strandfontein Minerale (Edms) Bpk	40 000	40 000	100	100
Strykloof Diamante (Edms) Bpk	100	100	100	100
Strykpunt Beleggings Bpk	257 504	257 504	100	100
Thirteen Sea Concession (Pty) Ltd	1 000	1 000	100	100
Trans Hex (Bermuda) Ltd - Bermuda (US$)	12 000	12 000	73	73
Trans Hex (Swaziland) (Pty) Ltd - Swaziland (E)	3	3	100	100
Trans Hex (Zimbabwe) Ltd - Zimbabwe (Z$)	30 000	30 000	73	73
Trans Hex België N V - Belgium (BF)	1 250 000	1 250 000	100	100
Trans Hex Brasil Limitada - Brazil (R$)	3 568 601	3 568 601	73	73
Trans Hex International Ltd - Canada (C$) (listed)	32 171 895	32 171 895	73	73
Trans Hex Minerale Bpk	4 000	4 000	100	100
Trans Hex Mynbou Bpk	500 000	500 000	100	100
Trans Hex Namibia (Pty) Ltd - Namibia (N$)	5	5	73	73
Trans Hex Ondernemings Bpk	100	100	100	100
Trans Hex Operations (Pty) Ltd	12 768	12 768	100	100
Trans Hex Shelf Number 1 Ltd	927 500	927 500	100	100
Trans Hex Shelf Number 2 Ltd	200 000	200 000	100	100
Trans Hex Shelf Number 3 Ltd	93 912	93 912	100	100
Trans Tropic Trading Incorporated- British Virgin Islands (US$)	250 000	250 000	100	100
Whitewater Diamond Mining (Pty) Ltd	-	300	-	100

All the companies are unlisted unless stated otherwise



CORPORATE GOVERNANCE STATEMENT

Trans Hex Group Ltd and its directors have accepted and are committed to the following seven commonly accepted characteristics of good Corporate Governance: discipline, transparency, independence, accountability, responsibility, fairness and social responsibility.

The directors believe that the Company has in all material respects complied with the Code of Corporate Practices and Conduct as set out in the King Committee Report and comment as follows:

UNITARY BOARD

The Group has a unitary board structure. The Board meets regularly, retains full and effective control over the Group and monitors the executive management. The Board itself takes key decisions to ensure it retains proper direction and control of the Group.

The roles of the chairman and chief executive officer do not vest in the same person and the chairman is an independent non-executive director. The chairman and chief executive officer provide leadership and guidance to the Group Board and encourage proper deliberation of all matters requiring its attention, with optimum input from the other directors.

BOARD COMPOSITION

The Board has four non-executive and four independent non-executive directors who are appointed for specific terms. Re-appointment is not automatic. There are three executive directors on the Board.

PROFESSIONAL ADVICE

All directors have access to the advice and services of the company secretary who is responsible to the Board for ensuring procedures are followed. All directors are entitled to seek independent professional advice about the affairs of the Group and have unrestricted access to Company records.

The Company has complied with the King Committee Report





AUDIT COMMITTEE

The audit committee is comprised entirely of non-executive directors and is chaired by an independent non-executive director. Both the internal and external auditors have unrestricted access to the audit committee which ensures their independence is in no way impaired. Meetings are held regularly and are attended by representatives of external and internal auditors. The chief executive officer and the financial director attend as representatives of the Group's management. The audit committee functions within a specific written mandate and provides a forum for communication between the Board of Directors and the internal and external auditors.

MANAGEMENT REPORTING

The Group has comprehensive management reporting disciplines in place which include the preparation of annual budgets by all operating units. The Boards of Directors of the operating companies and the holding Company approve individual operational budgets. Monthly results and the financial status of operating units are reported against approved budgets and compared to the prior year. Profit projections and forecast cash flows are updated monthly while working capital and borrowing levels are monitored on an ongoing basis.

REMUNERATION COMMITTEE

The remuneration committee is chaired by a non-executive director and consists mainly of non-executive directors. The committee reviews and approves the remuneration and terms of employment of executive directors and senior employees of the Group.

No non-executive directors have service contracts in excess of one year. The remuneration paid to executive and non-



executive directors of Trans Hex is disclosed in total in Note 7 to the Financial Statements.

EMPLOYER/EMPLOYEE RELATIONS

The Group employs a variety of participative structures to deal with issues affecting employees directly and materially. These include collective bargaining mechanisms, structures to drive productivity improvements, safety committees and other participative forums. These structures, set up with trade unions and other employee representatives, are designed to achieve good employer/employee relations through effective sharing of relevant information, consultation and the early identification and resolution of conflict.

EQUAL OPPORTUNITIES

The Group believes in creating a stimulating work environment whereby employees enjoy equal rights. Actions taken to bring about changes necessary to reflect the composition of the South African population include identifying and removing all discriminatory provisions. All new appointments are made in full compliance with the Company's enhanced Employment Equity targets.

SHARE TRANSACTIONS BY DIRECTORS AND SENIOR PERSONNEL

In accordance with the recommendations incorporated in the King Committee Report on Corporate Governance, it is expected that directors and senior personnel adhere to the Code of Conduct with regard to dealing in shares of the Group during periods of price sensitivity.

RISK MANAGEMENT

The Board, through the audit committee, is responsible for the total process of risk management as well as for forming its own opinion on the effectiveness of

All new appointments are in full compliance with the Company's enhanced Employment Equity targets



the process. Management is accountable to the Board for designing, implementing and monitoring the process of risk management and integrating it into the day-to-day activities of the Company.

A confidential reporting mechanism is in place where employees are assured of anonymity when reporting matters relating to diamond theft, fraud and other crime within the Company.

The Group maintains systems of internal control over financial reporting and the safeguarding of assets against unauthorised acquisition, use or disposition. These systems are designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation of reliable published financial statements. They include a documented organisational structure and division of responsibility and established policies and procedures including a Code of Conduct to foster a strong ethical climate, all of which are communicated to all personnel.

Internal auditors monitor the operation of the internal control systems, report findings and make recommendations to management and the Board of Directors. Corrective actions are taken to address control deficiencies and opportunities for improving the system are constantly sought. The Board, operating through its audit committee, supervises the financial reporting process.

The Group assessed its internal control system as at 31 March 2002 in relation to the criteria for effective internal control over financial reporting. Based on its assessment, the Group is satisfied that its systems met those criteria.

CODE OF CONDUCT

The Group is committed to the highest standards of integrity, behaviour and ethics in dealing with all stakeholders.



SHAREHOLDER INFORMATION

Trans Hex's ordinary shares are quoted on the JSE Securities Exchange South Africa (JSE) and the Namibian Stock Exchange (NSX). Share trading codes are TSX for the JSE and THX for the NSX.

SHARE TRADING
Monthly Highs and Lows for 2001/2002

Monthly High ☐ Monthly Low ☐ (cents)



1 050
1 220
APRIL '01
1 210
1 510
MAY '01
1 300
1 670
JUNE '01
1 210
1 320
JULY '01
1 150
1 345
AUGUST '01
900
1 190
SEPTEMBER '01
960
1 120
OCTOBER '01
1 040
1 300
NOVEMBER '01
1 150
1 395
DECEMBER '01
1 275
1 480
JANUARY '02
1 400
1 640
FEBRUARY '02
1 500
1 540
MARCH '02

Monthly Volumes Traded for 2001/2002



JSE
1 252 978
APRIL '01
1 051 310
MAY '01
1 107 856
JUNE '01
876 660
JULY '01
664 383
AUGUST '01
766 031
SEPTEMBER '01
464 570
OCTOBER '01
1 068 542
NOVEMBER '01
798 017
DECEMBER '01
713 797
JANUARY '02
2 213 968
FEBRUARY '02
337 441
MARCH '02
NSX
300 600
APRIL '01
9 596
MAY '01
136 500
JUNE '01
147 900
JULY '01
162 535
AUGUST '01
153 000
SEPTEMBER '01
23 600
OCTOBER '01
191 500
NOVEMBER '01
132 951
DECEMBER '01
13 800
JANUARY '02
FEBRUARY '02
5 060
MARCH '02



GENERAL STATISTICS AND RATIOS FOR 2001/2002

Total number of shares in issue at year-end	84 001 575
Weighted average number of shares in issue	83 199 817
Total shares traded	11 315 559
Volume traded as a percentage of shares in issue	13,58%
Closing price as at 29 March 2002	1 500 cents
Volume weighted average annual price per share	1 325 cents
Average annual price earnings ratio	9,29
Average annual earnings yield	11,30
Average annual dividend yield	3,31

SHAREHOLDER SPREAD AS AT 31 MARCH 2002

Category	Number of shareholders	Number of shares	% of issued shares
Holding Company (Tegniese Mynbeleggings Bpk)	1	35 215 000	41,92
STRATE, Various CSDP and Individuals	5 453	41 107 394	48,94
Nominee Companies	90	968 700	1,15
Companies, Corporate Bodies and Pension Funds	214	6 055 847	7,21
Investment Trusts (not held via nominee company)	75	654 634	0,78
TOTAL	5 833	84 001 575	100%

SHAREHOLDING ANALYSIS AS AT 31 MARCH 2002

Holdings	Number of shareholders	%	Number of shares	%
1 – 5 000	5 684	97,45	798 770	0,95
5 001 – 10 000	112	1,92	228 831	0,27
10 001 – 100 000	27	0,46	583 714	0,69
100 001 – 500 000	7	0,12	1 994 663	2,38
500 001 – 1 000 000	1	0,02	850 459	1,01
Over 1 000 000	2	0,03	79 545 138	94,70
TOTAL	5 833	100%	84 001 575	100%



SHAREHOLDER INFORMATION

NON-PUBLIC/PUBLIC SHAREHOLDERS

Pursuant to the JSE Listings Requirements and to the best knowledge of the directors, after reasonable enquiry, the spread of shareholders at 31 March 2002 appears alongside:



57,34%
Public Shareholders
41,92%
Tegniese Mynbeleggings Bpk
0,74%
Directors and Share Trust

MAJOR SHAREHOLDERS AS AT 31 MARCH 2002

According to information available to the directors, shareholders beneficially holding (either directly or via nominee companies) in excess of 5% of the issued share capital were as follows:

Shareholder	Number of shares held	Percentage
Tegniese Mynbeleggings Bpk	35 215 000	41,92
RMB Asset Management	12 037 823	14,33
Sanlam Asset Management (South Africa and Namibia)	5 345 203	6,36

TRANS HEX SHARE PRICE VERSUS ALL SHARE INDEX (ALSI 40)



150,00
140,00
130,00
120,00
110,00
100,00
90,00
80,00
70,00
60,00
APR '01
MAY '01
JUN '01
JUL '01
AUG '01
SEP '01
OCT '01
NOV '01
DEC '01
JAN '02
FEB '02
MAR '02
TRANS HEX
ALL SHARE

IMPORTANT DATES FOR SHAREHOLDERS DURING THE COMING YEAR

Financial year-end	31 March
Annual General Meeting	16 August
Financial reports:	
– Half-year interim report	November
– Announcement of annual results	May
– Annual financial statements	June

Interim dividend	
– Declared	November
– Paid	January
Final dividend	
– Declared	May
– Paid	July



CONVERSION OF SHARE CERTIFICATES INTO ELECTRONIC FORMAT (STRATE)

Trans Hex moved into the JSE's electronic settlement environment (STRATE) during October 2001. Shareholders who have not yet submitted share certificates to their appointed custodian bank or qualifying stockbroker (Central Securities Depository Participant or CSDP) for dematerialisation are urged to do so. They in turn will ensure the certificates are recorded electronically which will render the relevant shares eligible for settlement in the STRATE environment. Should you require any further information, contact the Company Secretary or STRATE's Information Centre (contact details below).

ODD-LOT OFFER

At year-end approximately 43,9% of the total number of shareholders in the Company held fewer than 100 shares. These shareholders held approximately 91 735 shares. In order to reduce the substantial and ongoing costs of administration associated with having a large number of small shareholders, an odd-lot offer was approved by shareholders on 10 May 2002 which facilitated the reduction in the number of shareholders in an equitable manner. The offer price determined in accordance with the JSE Listings Requirements was R17,02. The offer closed on 31 May 2002. Following implementation of the odd-lot offer the number of shareholders was reduced from 5 833 to 3 475.

CONTACT DETAILS

Shareholders or interested parties may contact the Company Secretary for general information concerning Trans Hex or visit our website at **www.transhex.co.za**.

Share transfers, dividend payments, change of address and similar queries should be addressed to the Company Secretary or the Company's Transfer Secretaries:

COMPANY SECRETARY
Trans Hex Group Limited
P O Box 723, Parow, Cape Town 7499
Telephone: +27 21 937 2000
Fax: +27 21 937 2100
Email: info@transhex.co.za

TRANSFER SECRETARIES
South Africa:
Computershare Services Ltd
P O Box 61051, Marshalltown 2107
Telephone: +27 11 370 7700
Fax: +27 11 836 6145

Namibia:
Transfer Secretaries (Pty) Ltd
P O Box 2401, Windhoek
Telephone: +264 61 22 7647
Fax: +264 61 24 8531

APPOINTED SPONSOR
(as per JSE-Listings Requirements)
Rand Merchant Bank Limited
P O Box 786273, Sandton 2146
Telephone : +27 11 282 5075
Fax: +27 11 282 8259
Email: sponsor@rmb.co.za

SPONSORING BROKERS
Namibia:
Irwin, Jacobs, Greene (Pty) Limited
11th Floor Sanlam Centre
Independence Avenue
P O Box 186
Windhoek
Telephone: +264 61 238899
Fax: +264 61 238936

STRATE
Telephone: +27 11 520 7700
Info line: 0800 004 727
Fax: +27 11 520 8600
Email: ileaseg@jse.cp.za
Website: www.STRATE.co.za

FOR AUSTRALIAN-BASED SHAREHOLDERS AND INTERESTED PARTIES
Mooney and Partners (Pty) Limited
Suite 4
6 Richardson Street
West Perth WA6005
Telephone: +618 9226 0085
Fax: +618 9226 0130
Email: erika@mooney.net.au



NOTICE TO SHAREHOLDERS

Notice is hereby given that the twenty-second Annual General Meeting of shareholders of Trans Hex Group Limited will be held on Friday 16 August 2002 at 16:30 at the Company's registered office, 405 Voortrekker Road, Parow, for the following purposes:

1. To consider and adopt the annual financial statements for the year ended 31 March 2002.
2. To determine and approve directors' fees for the past financial year.
3. To elect the following directors in accordance with the provisions of the Company's Articles of Association and who, being eligible, offer themselves for re-election, namely Calvyn Gardner, Magda Loubser, Edwin Hertzog and Niel Hoogenhout.
4. To consider and, if deemed fit, to pass, with or without modifications, the following ordinary and special resolutions:

Ordinary Resolution Number One

"Resolved that all the authorised but unissued ordinary shares in the capital of the Company (other than the ordinary shares previously placed under the control of the directors of the Company for the specific purpose of the Company's share incentive scheme) be, and they are hereby placed, under the control of the directors of the Company as a general authority to them to allot or issue the same at their discretion in terms of and subject to the provisions of sections 221 and 222 of the Companies Act and the Listings Requirements of the JSE Securities Exchange South Africa."

Ordinary Resolution Number Two

"Resolved that, subject to:

- the passing of ordinary resolution number one above; and
- not less than 75% of those shareholders of the Company present in person or by proxy and entitled to vote at the meeting at which this resolution is proposed, voting in favour of this resolution;
- the directors of the Company are hereby authorised and empowered, by way of a general authority, to allot and issue for cash, without restriction, all or any of the authorised but unissued ordinary shares in the capital of the Company placed under their control as they in their discretion may deem fit, subject to the provisions of the JSE Securities Exchange South Africa (JSE) Listings Requirements, namely:
- that this authority shall not extend beyond 15 months from the date of this meeting or the date of the next Annual General Meeting, whichever is the earlier date;
- that the issue shall be to public shareholders, as defined in paragraph 4.26 of the JSE Listings Requirements;
- that a paid press release giving full details, including the impact on net asset value and earnings per share, be published at the time of any issue representing, on a cumulative basis within one year, 5% or more of the number of ordinary shares issued prior to the issue;
- that issues in the aggregate in any financial year, not exceed 15% of the number of ordinary shares of the Company's issued share capital, including instruments which are convertible into ordinary shares;
- that, in determining the price at which an issue for shares will be made in terms of this authority, the maximum discount permitted be 10% of the weighted average traded price of the shares in question over the 30 business days prior to the date that the price of the issue is determined or agreed to by the Company's directors."

Special Resolution Number One

"Resolved that the Company's directors be hereby authorised, by way of general authority, to repurchase issued shares in the Company, to purchase shares in the Company's holding company, or to permit a subsidiary of the Company to purchase shares in the Company, as and when deemed appropriate, subject to the following limitations:

- that this authority shall not extend beyond 15 months from the date of this meeting or the date of the next Annual General Meeting, whichever is the earlier date;
- that any such repurchase be implemented on the Main Board of the JSE Securities Exchange South Africa (JSE);
- that a paid press release giving such details as may be required in terms of the Listings Requirements of the JSE be published when the Company or its subsidiaries have cumulatively repurchased 3% of the shares in issue;
- that the general repurchase may not exceed 20% of the number of shares in the Company's issued share capital at the time this authority is given;
- that, in determining the price at which shares may be repurchased in terms of this authority, the maximum premium permitted be 10% above the weighted average of the market price of the shares as determined over the 5 (five)



business days preceding the date on which the transaction was agreed; and

- that such repurchase shall be subject to the Companies Act (Act 61 of 1973), as amended, (the Companies Act) and the applicable provisions of the Listings Requirements of the JSE.

Having considered the effect of the maximum repurchase of 20% of the Company's issued share capital in any one financial year, the directors are of the opinion that:

- the Company and the Group will, after payment for such maximum repurchase, be able to repay its debts in the ordinary course of business for a period of twelve months following the date of the general meeting;
- the Company and the Group's consolidated assets, fairly valued according to generally accepted accounting practice and on a basis consistent with the last financial year of the Company, will, after such payment, exceed its consolidated liabilities;
- the Company and the Group's ordinary share capital and reserves will, after such payment, be sufficient to meet its needs for a period of twelve months following the date of the general meeting; and
- the Company and the Group will, after such payment, have sufficient working capital to meet its needs for a period of twelve months following the date of the general meeting.

The Board has no immediate intention to use this authority to repurchase Company shares. However, the Board is of the opinion that this authority should be in place should it become appropriate to undertake a share repurchase in the future.

Reason for and effect of the Special Resolution

The reason for and the effect of the special resolution are to grant the Company's directors a general authority, up to and including the date of the following Annual General Meeting of the Company, to approve the Company's purchase of shares in itself, or of shares in its holding Company, or to permit a subsidiary of the Company to purchase shares in the Company."

Special Resolution Number Two

"Resolved that the translated form of the Company's name be registered, namely: "TRANS HEX GROUP LIMITED".

The reason for the special resolution is to facilitate the registration of the translated form of the Company's name, which is currently registered in the Afrikaans form, namely Trans Hex Groep Beperk. The effect of the resolution shall be the registration of the translated form of the Company's name."

5. Transact such other business as may be transacted at an Annual General Meeting.

Voting and attendance at the Annual General Meeting

Any member entitled to attend and vote at the meeting is entitled to appoint a proxy or proxies to attend, speak and to vote thereat in his stead. The proxy so appointed need not be a member of the Company. Proxy forms should be forwarded to reach the registered office of the Company or the Transfer Secretaries at least 48 hours, excluding Saturdays, Sundays and public holidays, before the time appointed for the meeting.

Certificated shareholders/dematerialised shareholders with own name registrations

If you are unable to attend the Annual General Meeting and wish to be represented thereat, please complete the attached form of proxy in accordance with the instructions contained therein and return it to the transfer secretaries, to be received by 16:30 on Wednesday 14 August 2002.

Dematerialised shareholders

Shareholders who have dematerialised their shareholdings should provide their CSDP or broker with their voting instructions in terms of the custody agreement entered into with their relevant CSDP or broker. Should such shareholders wish to attend the Annual General Meeting or send a proxy to represent them at the Annual General Meeting, they should inform their CSDP or broker timeously and request their CSDP or broker to assure them with the necessary authorisation to attend.

By order of the Board

George Zacharias
Company Secretary

Parow
24 June 2002



ENVIRONMENTAL POLICY STATEMENT

In line with local and international environmental codes and conventions, Trans Hex is committed to excellence in environmental management, openness and accountability.

This pledge is considered to be the responsibility not of management only, but of each employee involved with day-to-day operations.

Sound environmental management within Trans Hex is furthered by:

- Complying, both in letter and in spirit, with all relevant statutory and regulatory requirements
- Endorsing the principle of integrated environmental management and promoting interaction with Government and other stakeholders
- Developing, maintaining and implementing environmental systems by accountable, trained and qualified personnel, and by the allocation of adequate resources
- Setting specific environmental objectives and targets in order to continuously improve environmental management
- Conducting regular environmental audits to assess compliance with, and effectiveness of, the Group's environmental management systems
- Developing an environmentally responsible culture through ongoing communication with employees and contractors in an effort to foster environmental awareness
- Managing all activities in a manner consistent with the principle of sustainable development
- Managing all activities in line with the principle of sustainable development
- Contributing to the social and economic upliftment of the communities within which Trans Hex operates in order to make their environment a better place

TRANS HEX

REGISTERED OFFICE
405 Voortrekker Rd Parow 7500
PO Box 723 Parow 7499 Cape Town Republic of South Africa
Telephone +27 021 937 2000 Facsimile +27 021 937 2100
Email info@transhex.co.za www.transhex.co.za